                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS

                       FILED PURSUANT TO RULE 13d-1(a) AND

                      AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                              (Amendment No. 24)(1)

                              KATY INDUSTRIES, INC.
                              ---------------------
                                (Name of Issuer)


                   COMMON STOCK, ONE DOLLAR ($1.00) PAR VALUE
                   ------------------------------------------
                         (Title of Class of Securities)


                                    486026107
                                 --------------
                                 (CUSIP Number)


                               Jonathan P. Johnson
                                    President
                                    CRL, Inc.
                         6300 S. Syracuse Way, Suite 300
                               Englewood, CO 80111
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 24, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 486026107                     13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Wallace E. Carroll, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                     (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                   / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                       194,358

8    SHARED VOTING POWER                   2,931,647

9    SOLE DISPOSITIVE POWER                  194,358

10   SHARED DISPOSITIVE POWER              2,931,647

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,126,005

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    37.2%

14   TYPE OF REPORTING PERSON*                                                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSP No. 486026107                      13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Amelia M. Carroll

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                20,848

8    SHARED VOTING POWER                           3,131,157

9    SOLE DISPOSITIVE POWER                           20,848

10   SHARED DISPOSITIVE POWER                      3,131,157

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,152,005

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    37.6%

14   TYPE OF REPORTING PERSON*                                                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSP No. 48602107                       13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. Carroll Trust U/A Dated 7/1/57
     F/B/O Wallace E. Carroll, Jr. and his descendants

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                   (b) /X/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                 / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                2,151

8    SHARED VOTING POWER                          2,073,436

9    SOLE DISPOSITIVE POWER                           2,151

10   SHARED DISPOSITIVE POWER                     2,073,436

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,075,587

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    24.7%

14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSP No. 486026107                      13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
     F/B/O Wallace E. Carroll, Jr. and his descendants

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                  / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                     603,000

8    SHARED VOTING POWER                                 2,073,436

9    SOLE DISPOSITIVE POWER                                603,000

10   SHARED DISPOSITIVE POWER                            2,073,436

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,676,436

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    31.9%

14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

CUSP No. 486026107                      13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. Carroll Trust U/A Dated 1/20/61
     F/B/O Wallace E. Carroll, Jr. and his descendants

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                  / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                 11,881

8    SHARED VOTING POWER                                  -0-

9    SOLE DISPOSITIVE POWER                            11,881

10   SHARED DISPOSITIVE POWER                             -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         11,881

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             Less than 1%

14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSP No. 486026107                      13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Lelia H. Carroll Trust U/A Dated 7/12/62
     F/B/O Wallace E. Carroll, Jr. and his descendants

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                 180,661

8    SHARED VOTING POWER                                   -0-

9    SOLE DISPOSITIVE POWER                            180,661

10   SHARED DISPOSITIVE POWER                              -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        180,661

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     2.2%

14   TYPE OF REPORTING PERSON*                                                00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSP No. 486026107                      13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     CRL, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                       (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                            2,073,436

8    SHARED VOTING POWER                               -0-

9    SOLE DISPOSITIVE POWER                       2,073,436

10   SHARED DISPOSITIVE POWER                          -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,073,436

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    24.7%

14   TYPE OF REPORTING PERSON*                                                CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSP No. 486026107                      13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace Foundation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                     (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                      32,910

8    SHARED VOTING POWER                                       -0-

9    SOLE DISPOSITIVE POWER                                 32,910

10   SHARED DISPOSITIVE POWER                                  -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         32,910

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             Less than 1%

14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSP No. 486026107                      13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                          6,760

8    SHARED VOTING POWER                          -0-

9    SOLE DISPOSITIVE POWER                     6,760

10   SHARED DISPOSITIVE POWER                     -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          6,760

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             Less than 1%

14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                AMENDMENT NO. 24
                                 TO SCHEDULE 13D

     This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Issuer"). This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

     This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr. ("Mr. Carroll"), Amelia M. Carroll, The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants, The Wallace
E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants, The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants, The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants, the Subtrusts under The Wallace E. Carroll, Jr. Trust Number 2 U/A Dated 12/30/76 (the "76 Subtrusts"), CRL, Inc., a Delaware corporation ("CRL"), and The Wallace Foundation pursuant to a Joint 13D Filing Agreement dated as of February 29, 1996 previously filed as Exhibit VV to Amendment No. 19 to this statement, and the Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79 (collectively, the "Reporting Persons").

Item 2. Identity and Background.

     Item 2 is hereby amended as follows:

     The Shares owned by the 76 Subtrusts are not beneficially owned by any of the other Reporting Persons and the 76 Subtrusts are not the beneficial owners of more than five percent of the outstanding Shares. As a result, the 76 Subtrusts, which were previously Reporting Persons under this statement, will cease to be Reporting Persons under this amended statement.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended as follows:

          The amended information regarding sole and shared beneficial ownership of the Shares of the Reporting Persons and the related percentage ownership for each of the Reporting Persons is incorporated by reference to the cover pages to this amended statement.

          The description of the 76 Subtrusts set forth in Item 2 above is incorporated herein by reference in its entirety.

          On May 24, 2001, CRL entered into amendments, effective as of February 28, 2001, to its Amended and Restated Revolving Credit Agreement dated as of December 31, 1993 and its Pledge Agreement dated as of December 31, 1995 (collectively, the "Agreements"), each with The Northern Trust Company ("Northern Trust"), pursuant to which CRL pledged to Northern Trust all of the 2,073,436 Shares it owns to secure the prompt and complete payment and performance when due of all of CRL's obligations under the Agreements. In connection therewith, Mr. Carroll entered into a Guaranty and a Pledge Agreement (collectively, the "Guaranty Agreements"), each dated as of February 28, 2001 and in favor of Northern Trust, pursuant to which Mr. Carroll pledged to Northern Trust 177,239 Shares he owns to secure the full and prompt payment and performance of all of CRL's obligations under the Agreements and Mr. Carroll's obligations under the Guaranty Agreements.

          Pursuant to the terms of the Agreements and the Guaranty Agreements, upon an event of default (as defined in the Agreements and the Guaranty Agreements), Northern Trust shall have the right to vote the Shares pledged by each of CRL and Mr. Carroll (collectively, the "Pledged Shares"). Subsequent to such an event of default or receipt of a notice from Northern Trust, all dividends, cash, securities or other property received by CRL and Mr. Carroll with respect to the Pledged Shares shall be promptly delivered to Northern Trust to be held as collateral to secure the obligations under the Agreements and the Guaranty Agreements. An event of default shall occur under the Agreements if the per share closing price of the Shares on the New York Stock Exchange shall be less than $4.00 per share for any five consecutive trading days.

          In connection with the credit facility amendment, Northern Trust, CRL and Mr. Carroll entered into a letter agreement dated May 24, 2001 (the "Letter Agreement") pursuant to which Northern Trust approved and authorized the following actions by CRL and Mr. Carroll pursuant to the terms of the Stock Voting and Tender Agreement dated as of March 29, 2001 (the "Tender Agreement") by and among KKTY Holding Company, L.L.C. ("KKTY"), CRL, Mr. Carroll and certain other stockholders of the Issuer, which was previously filed as Exhibit A to Amendment No. 23 to this statement: (i) the tender of the Pledged Shares pursuant to a cash tender offer by KKTY to purchase Shares; provided, however, that all proceeds attributable to the sale of the Pledged Shares pursuant to the tender shall be applied to CRL's outstanding obligations to Northern Trust under the Agreements, (ii) so long as no event of default or similar event shall have occurred under the Agreements or the Guaranty Agreements, the vote of the Pledged Shares in accordance with the terms and conditions of the Tender Agreement (the "Vote"), (iii) so long as no event of default or similar event shall have occurred under the Agreements or the Guaranty Agreements, the appointment of KKTY, and any designee of KKTY, as CRL's and Mr. Carroll's proxy and attorney-in-fact with respect to the Pledged Shares to vote, to act by written consent or to request that the chairman or secretary of the Issuer call a special meeting of the stockholders to vote in accordance with the Vote, (iv) so long as no event of default or similar event shall have occurred under the Agreements or the Guaranty Agreements, the revocation of all previously granted proxies with respect to the Pledged Shares, and (v) so long as no event of default or similar event shall have occurred under the Agreements or the Guaranty Agreements, to not request that the Issuer register a transfer of the Pledged Shares, unless such transfer is made in compliance with the Tender Agreement. A failure by CRL or Mr. Carroll to comply with the terms of the Letter Agreement shall constitute an immediate event of default for purposes of the Agreements and the Guaranty Agreements.

          The description of the Agreements, the Guaranty Agreements and the Letter Agreement are qualified in their entirety by the provisions of such agreements attached to this amended statement as exhibits.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Item 6 is hereby amended as follows:

          The description of the credit facility amendment set forth in Item 5 above is incorporated herein by reference in its entirety.

Item 7. Material to be filed as Exhibits.

     Item 7 is hereby amended as follows:

          In accordance with subparagraph 3 of Item 7, the following exhibits are attached hereto:

EXHIBIT A - Pledge Agreement dated as of December 31, 1995 made by CRL in favor of Northern Trust.

EXHIBIT B - First Amendment dated as of October 31, 1996 to Pledge Agreement dated as of December 31, 1995 by and between CRL and Northern Trust.

EXHIBIT C - Second Amendment dated as of December 31, 1997 to Pledge Agreement dated as of December 31, 1995 by and between CRL and Northern Trust.

EXHIBIT D - Third Amendment dated as of August 25, 1999 to Pledge Agreement dated as of December 31, 1995 by and between CRL and Northern Trust.

EXHIBIT E - Eighth Amendment to Amended and Restated Revolving Credit Agreement and Fourth Amendment to Pledge Agreement dated as of February 28, 2001 by and between CRL and Northern Trust.

EXHIBIT F - Pledge Agreement dated as of February 28, 2001 by and between Mr. Carroll and Northern Trust.

EXHIBIT G - Guaranty made as of February 28, 2001 by Mr. Carroll in favor of Northern Trust.

EXHIBIT H - Amended and Restated Revolving Credit Agreement dated as of December 9, 1993 by and between CRL and Northern Trust - incorporated by reference to Exhibit CC to Amendment No. 14 to this statement filed with the SEC.

EXHIBIT I - First Amendment dated as of December 31, 1994 to Amended and Restated Revolving Credit Agreement by and between CRL and Northern Trust.

EXHIBIT J - Second Amendment dated as of December 31, 1995 to Amended and Restated Revolving Credit Agreement by and between CRL and Northern Trust.

EXHIBIT K - Third Amendment dated as of October 31, 1996 to Amended and Restated Revolving Credit Agreement by and between CRL and Northern Trust.

EXHIBIT L - Fourth Amendment dated as of December 31, 1997 to Amended and Restated Revolving Credit Agreement by and between CRL and Northern Trust.

EXHIBIT M - Fifth Amendment dated as of December 31, 1998 to Amended and Restated Revolving Credit Agreement by and between CRL and Northern Trust.

EXHIBIT N - Sixth Amendment dated as of August 25, 1999 to Amended and Restated Revolving Credit Agreement by and between CRL and Northern Trust.

EXHIBIT O - Seventh Amendment dated as of February 29, 2000 to Amended and Restated Revolving Credit Agreement by and between CRL and Northern Trust.

EXHIBIT P - Letter Agreement dated as of May 24, 2001 by and among Northern Trust, CRL and Mr. Carroll.

                                    * * * * *

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Date: May 30, 2001


                                        /s/ Jonathan P. Johnson
                                        --------------------------------
                                            Jonathan P. Johnson,
                                            As attorney-in-fact for the
                                              Reporting Persons not
                                              Signatory hereto

                                        SUBTRUSTS UNDER THE WALLACE E.
                                        CARROLL TRUST U/A DATED 12/20/79


                                        /s/ Wallace E. Carroll, Jr.
                                        --------------------------------
                                        Wallace E. Carroll, Jr.
                                        Trustee

                                                                       EXHIBIT A

                                PLEDGE AGREEMENT

     This Pledge Agreement (this "AGREEMENT"), dated as of December 31, 1995, is made by CRL, Inc., a Delaware corporation ("PLEDGOR"), in favor of The Northern Trust Company, an Illinois banking corporation ("PLEDGEE").

     WHEREAS, Pledgor owns and will in the future own various instruments, certificated securities, stocks, notes, bonds, debentures and certificates of deposit listed on SCHEDULE A to this Agreement (which, together with (a) certificates or other documents or transaction statements representing any of the foregoing, (b) any other property or rights in property pledged to Pledgee pursuant to SECTION 2(a) of this Agreement, and (c) any additional collateral now or hereafter pledged to Pledgee pursuant to this Agreement, are collectively referred to as the "PLEDGED COLLATERAL"); and

     WHEREAS, Pledgor has entered into that certain Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993, as amended on December 31, 1994 and December 31, 1995 (the "CREDIT AGREEMENT") (all capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement) pursuant to which Pledgee has agreed to make one or more loans to Pledgor and other financial accommodations to Pledgor, subject to the terms and conditions of the Credit Agreement, but only if Pledgor enters into this Agreement; and

     NOW THEREFORE, for value received, to induce the Pledgee to make one or more loans and other financial accommodations contemplated by the Credit Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Pledgor agrees as follows:

     3. INDUCING REPRESENTATIONS, WARRANTIES AND COVENANTS OF PLEDGOR. Pledgor represents, warrants and covenants to Pledgee as follows:

          3.1. Pledgor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified, in good standing and authorized to do business in each jurisdiction where, because of the nature of its activities or properties, such qualification is required. Pledgor has full corporate power and authority and legal right to execute and deliver this Agreement and to pledge, hypothecate, assign, transfer, set over and deliver the Pledged Collateral, all as provided in this Agreement;

          3.2. This Agreement has been duly authorized, executed and delivered by Pledgor and constitutes a legal, valid and binding obligation of Pledgor, enforceable against Pledgor in accordance with its terms;

          3.3. Certificated securities comprising the Pledged Collateral have been duly authorized and validly issued, are fully paid and non-assessable and constitute approximately 23.4% of the issued and outstanding shares of the stock of Katy Industries, Inc., a Delaware corporation ("KATY") as of the date hereof;

          3.4. Pledgor is, and at the time of delivery of the Pledged Collateral to Pledgee pursuant to SECTION 2 of this Agreement and at all other times will be, the sole legal and beneficial

                                                                       EXHIBIT A

owner of the Pledged Collateral, and the Pledged Collateral is free and clear of any Liens, other than the security interests in such Pledged Collateral created by this Agreement;

          3.5. There are no outstanding options, warrants or other agreements with respect to the Pledged Collateral other than this Agreement;

          3.6. Pledgor is not and will not become a party to or otherwise be bound by any agreement, other than this Agreement, which restricts in any manner the rights of any present or future holder of any of the Pledged Collateral with respect to the Pledged Collateral;

          3.7. No consent of any other Person (including, without limitation, stockholders or creditors of Pledgor) and no consent, authorization, approval or other action by, and no notice to or filing or registration with (other than the reporting of the pledge hereunder in Pledgor's Schedule 13D filing with the Securities and Exchange Commission), any governmental authority is required for
(i) the pledge by Pledgor of the Pledged Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by Pledgor, (ii) the exercise by Pledgee of rights and remedies in respect OF the Pledged Collateral provided for in this Agreement (except as may be required in connection with such disposition by laws affecting the offering and sale of securities generally) or (iii) the perfection of the security interests granted in SECTION 2 of this Agreement;

          3.8. The execution, delivery and performance of this Agreement will not violate any provision of any applicable law or regulation (including, without limitation, Regulations G, T, U or X of the Board of Governors of the Federal Reserve System) or of any order, judgment, writ, award or decree of any court, arbitrator or governmental authority, domestic or foreign, binding on or affecting Pledgor or any of its assets or of the charter or by-laws of Pledgor or of any mortgage, indenture, lease, contract, or other agreement, instrument or undertaking to which Pledgor is a party or which purports to be binding on or affect Pledgor or any of its assets, and will not result in the creation or imposition of any Lien on any of the assets of Pledgor except as contemplated by this Agreement;

          3.9. Upon delivery of the Pledged Collateral as required by SECTION 2 of this Agreement, Pledgee shall have a continuing and valid first perfected priority security interest in the Pledged Collateral securing payment of the "Obligations" (as such term is defined below) and will be a "bona fide purchaser" (as such term is defined in Article 8 of the Uniform Commercial Code in effect in the State of Illinois) of the Pledged Collateral. "Obligations" means all indebtedness, obligations and liabilities existing on the date hereof or arising from time to time thereafter, whether direct or indirect, joint or several, actual, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, arising by contract, operation of law or otherwise, of Pledgor to Pledgee, including, without limitation, all sums which may become due under the terms and provisions of the Credit Agreement and the other Loan Documents, whether for principal, interest, fees, expenses (including, without limitation, court costs and reasonable attorneys' fees and expenses) or otherwise;

          3.10. Pledgor has not and will not perform any acts which might prevent Pledgee from enforcing any of the terms and conditions of this Agreement;

          3.11. All information set forth in this Agreement relating to the Pledged Collateral is accurate and complete in all material respects as of the date of this Agreement and as of each date that future Pledged Collateral is delivered to Pledgee under this Agreement. All of the

                                                                       EXHIBIT A

representations and warranties made in this SECTION 1 shall survive the execution and delivery of this Agreement and the extension of credit by Pledgee to Pledgor and shall be deemed to be repeated and confirmed on the date of the granting of each extension of credit and each time additional securities or property become subject to pledge under this Agreement; and

          3.12. Immediately after giving effect to the execution and delivery of this Agreement and the consummation of the other transactions contemplated hereunder, Pledgor will be solvent, will be able to pay its debts and obligations as they become due, will have capital sufficient to carry on its business and all business in which it intends to engage and will own property having a value both at fair valuation and at present fair saleable value greater than the amount required to pay its-debts.

     4.   PLEDGE; DELIVERY OF PLEDGED COLLATERAL.

          4.1. As security for the prompt and complete payment and performance when due (whether at stated maturity, by acceleration or otherwise) of all obligations, Pledgor hereby pledges, hypothecates, assigns, transfers, sets over and grants to Pledgee a first lien on and first security interest in, and a right of setoff with respect to:

          (a) the Pledged Collateral and all cash, securities, interest, dividends, distributions, rights and other property at any time and from time to time declared or distributed in respect of, in exchange for or attached to or issued with respect to any or all of the Pledged Collateral;

          (b) all other property delivered in substitution for or in addition to any of the foregoing, all certificates and instruments representing or evidencing such other property and all cash, securities, interest, dividends, distributions, rights and such other property at any time and from time to time declared or distributed in respect of, in exchange for or attached to or issued with respect to any or all of such other property; and

          (c) proceeds of any of the foregoing (including, without limitation, any insurance proceeds or payments under the Securities Investor Protection Act of 1970).

          4.2. Pledgor shall concurrently with the execution and delivery of this Agreement, deliver to Pledgee all of the now existing Pledged Collateral, in suitable form for transfer by delivery and accompanied by duly executed instruments of transfer, instructions or assignments in blank (with any signatures appropriately guaranteed), all in form and substance acceptable to Pledgee. Whether or not a Default or Event of Default shall have occurred or be continuing, Pledgee shall be permitted to transfer all or any part of such Pledged Collateral into the name of Pledgee or its nominee, with or without disclosing that such Pledged Collateral is subject to the Lien under this Agreement.

          4.3. Pledgor immediately shall deliver or cause to be delivered to Pledgee to hold as part of the Pledged Collateral, for the benefit of Pledgor, and, if received by Pledgor, shall be received in trust for the benefit of Pledgee and immediately delivered to Pledgee as so received:

          (a) after the occurrence of a Default or an Event of Default, cash, interest and dividends at any time or from time to time declared in respect of the Pledged Collateral;

                                                                       EXHIBIT A

          (b) cash, securities, interest., dividends, distributions, rights and other property at any time and from time to time declared or distributed in respect of, or in exchange for or attached to or issued with respect to any or all of the Pledged Collateral, in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in surplus;

          (c) all other property delivered in substitution for or in addition to any of the foregoing, all certificates and instruments representing or evidencing such other property and all cash, securities, interest, dividends, distributions, rights and such other property at any time and from time to time declared or distributed in respect of, in exchange for or attached to or issued with respect to any or all of such other property; and

          (d) cash paid, payable or otherwise distributed in respect of interest on, principal of, or in redemption of, or in exchange for, any Pledged Collateral. All such Pledged Collateral shall be in suitable form for transfer by delivery and accompanied by duly executed instruments of transfer, instructions, or assignments in blank (with any signatures appropriately guaranteed), all in form and substance acceptable to Pledgee.

          4.4. Any cash delivered to Pledgee pursuant to SECTION 2(c) or
SECTION 8 of this Agreement shall be held by Pledgee as cash collateral security for the prompt and complete payment and performance when due (whether at stated maturity, by acceleration or otherwise) of all obligations. Pledgee may after an Event of Default shall have occurred and be continuing apply any or all of such cash or cash collateral to the payment of any or all of the obligations. Pending such application, Pledgee may (but shall not be obligated to) invest the same in a savings account, under which deposits are available for immediate withdrawal, with such bank as Pledgee may, in its sole discretion, select. Interest payable on any such savings account described in the foregoing sentence shall be collected by Pledgee and shall be deposited and held as additional cash collateral in such savings account.

          4.5. Pledgor covenants and agrees that it will not sell, assign or otherwise dispose of the Pledged Collateral, nor will it create or permit to exist any Lien on the Pledged Collateral, except in favor of Pledgee. Pledgor further covenants and agrees that it will defend Pledgee's right, title and security interest in and to the Pledged Collateral and the proceeds of the Pledged Collateral against claims and demands of all persons whatsoever.

     5. VOTING RIGHTS. So long as no Default or Event of Default shall have occurred and be continuing, Pledgor shall be entitled to vote or consent with respect to the Pledged Collateral in any manner not inconsistent with this Agreement or the Credit Agreement. Pledgor grants to Pledgee an irrevocable proxy to vote the Pledged Collateral, which proxy shall be effective immediately upon the occurrence of a Default and shall be deemed coupled with an interest. Pledgor will not vote the Pledged Collateral to authorize the issuance of additional shares of capital stock of Katy (except pursuant to a stockholder vote required for issuance of shares to management) or to reclassify or change, directly or indirectly, any rights with respect to the Pledged Collateral.

     6. FURTHER ASSURANCES. Pledgor agrees that at any time and from time to time, at the sole cost and expense of Pledgor, Pledgor will promptly execute and deliver all further instruments and documents, and take all further action (including, without limitation, the filing of Uniform Commercial Code financing statements), that may be necessary or desirable, or that Pledgee may request, in order to perfect and protect any security interest granted by Pledgor to Pledgee under

                                                                       EXHIBIT A

this Agreement or to enable Pledgee to exercise and enforce its rights and remedies with respect to any Pledged Collateral under this Agreement.

     7. PLEDGEE APPOINTED ATTORNEY-IN-FACT. Pledgor appoints Pledgee and any officer or agent of Pledgee as Pledgor's attorney-in-fact, with full power of substitution and full authority in the place and stead of Pledgor and in the name of Pledgor or otherwise, from time to time in such person's discretion to take any action and to execute any instrument which such person may deem necessary or advisable to accomplish the purposes of this Agreement. Without limiting the generality of the foregoing, Pledgee shall have the right, whether or not a Default or Event of Default shall have occurred and be continuing, to
(a) notify the parties obligated on any of the Pledged Collateral to make payment to Pledgee of any amounts due or to become due thereunder, and (b) take control of any of the Pledged Collateral not in Pledgee's possession.

     8.   REASONABLE CARE.

          8.1. Pledgee shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if the Pledged Collateral is accorded treatment substantially equal to that which Pledgee accords securities held for its own account, it being understood that Pledgee shall not have any responsibility under any circumstances whatsoever for taking any necessary steps to preserve rights of Pledgor or any other person against any parties with respect to any Pledged Collateral. Pledgee shall further be deemed to have exercised reasonable care in the custody and preservation of any of the Pledged Collateral in its possession if it takes such action for that purpose as Pledgor shall request in writing, but failure by Pledgee to comply with any such request shall not of itself be deemed a failure to exercise reasonable care, and no failure by Pledgee to do any act with respect to the preservation of such Pledged Collateral not so requested by Pledgor, shall of itself be deemed a failure to exercise reasonable care in the custody or preservation of such Pledged Collateral.

          8.2. Pledgor represents to Pledgee that Pledgor has made its own arrangements for keeping informed of changes or potential changes affecting the Pledged Collateral (including, but not limited to, rights to convert, rights to subscribe, payment of dividends, reorganization or other exchanges, tender offers and voting rights), and Pledgor agrees that Pledgee shall have no responsibility or liability for informing Pledgor of any such changes or potential changes or for taking any action or omitting to take any action with respect to such matters.

                                                                       EXHIBIT A

     9.   INDEMNIFICATION.

          9.1. Pledgor agrees to indemnify and hold harmless Pledgee, its directors, officers, counsel and employees and each Person, if any, who controls Pledgee within the meaning of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (any and all of whom are referred to in this SECTION 7 as the "INDEMNIFIED PARTIES" and individually as an "INDEMNIFIED PARTY"), from and against any and all losses, claims, damages and liabilities, joint or several (including all legal or other expenses reasonably incurred by any of the Indemnified Parties in connection with the preparation for or defense of any pending or threatened claim, action or proceeding, whether or not resulting in any liability) to which such Indemnified Party may become subject under any applicable Federal or state law or otherwise, caused by or arising out of, or allegedly caused by or arising out of, the preparation, review, negotiation, execution, delivery or performance of this Agreement, or any transaction contemplated hereby or thereby, other than losses, claims, damages or liabilities arising from the gross negligence or willful misconduct of the Indemnified Party. Promptly after receipt by an Indemnified Party of notice of any claim, action or proceeding with respect to which an Indemnified Party is entitled to indemnity hereunder, such Indemnified Party will notify Pledgor of such claim or the commencement of such action or proceeding; provided, however, that the failure of an Indemnified. Party to give notice as provided herein shall not relieve Pledgor of its obligations under this SECTION 7 with respect to such Indemnified Party, except to the extent that Pledgor actually is prejudiced by such failure. Pledgor will assume the defense of such claim, action or proceeding and will employ counsel satisfactory to the Indemnified Party and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, the Indemnified Party will be entitled, at the expense of Pledgor, to employ counsel separate from counsel for Pledgor and for any other party in such action if the Indemnified Party determines in its sole discretion that a conflict of interest exists which makes representation by counsel chosen by Pledgor not advisable. In the event that an Indemnified Party is subpoenaed to testify or produce documents in any action or proceeding brought against Pledgor (or any of its officers, directors or employees) in which such Indemnified Party is not named as a defendant (and is not itself a plaintiff) or in which Pledgor consents to such testimony or production, Pledgor agrees to reimburse such Indemnified Party for all expenses incurred by it (including fees and expenses of counsel) in connection with its appearing as a witness or producing documents.

          9.2. SURVIVAL. The obligations of Pledgor under this SECTION 7 shall survive and continue to be in full force and effect notwithstanding (i) the execution and delivery of this Agreement and the other Loan Documents, (ii) the making of the Loans, (iii) the repayment of the Loans, (iv) the issuance of any Letter of Credit, (v) the payment in full of all interest, fees and all other obligations incurred under the Loan Documents and (vi) the termination of all obligations of Pledgee to Pledgor under all Loan Documents.

     10.  REMEDIES UPON DEFAULT.

          10.1. Pledgor agrees that from time to time after an Event of Default shall have occurred and be continuing, Pledgee or its agent or agents shall have the right:

          (a) to require Pledgor to deliver to Pledgee such further evidence of the irrevocable proxy granted to Pledgee pursuant to SECTION 3 of this Agreement and such further irrevocable proxies to vote the Pledged Collateral as Pledgee may request;

                                                                       EXHIBIT A

          (b) to transfer all or any part of the Pledged Collateral into the flame of Pledgee or its nominee, with or without disclosing that such Pledged Collateral is subject to the lien and security interest under this Agreement;

          (c) to enforce collection of any of the Pledged Collateral by suit or otherwise, and surrender, release or exchange all or any part of the Pledged Collateral or compromise or extend or renew for any period (whether or not longer than the original period) any obligations of any nature of any party with respect to the Pledged Collateral;

          (d) to sell all or any part of the Pledged Collateral at a price and using such methods (including public or private sale) as may be determined at the sole discretion of Pledgee and without notice to Pledgor, or, if such waiver of notice is invalid at law, and notice of the disposition of such Pledged Collateral is required under applicable law, upon five (5) days' written notice (which Pledgor agrees is reasonable notification within the meaning of Section 9-504(3) of the Uniform Commercial Code in the State of Illinois);

          (e) to bid on or purchase any of the Pledged Collateral at any sale and restrict the eligibility of prospective offerees and purchasers at any sale;

          (f)  to conduct, adjourn, or cancel any public or private sale;

          (g)  to sell the Pledged Collateral on credit; and

          (h) if such sale is upon credit, (A) to defer any delivery of excess proceeds to Pledgor until full payment for the Pledged Collateral so sold is collected, (B) to have Pledgor remain liable until full payment for the Pledged Collateral so sold is collected, and (C) to retain the Pledged Collateral or a security interest in the Pledged Collateral.

          10.2. Pledgee shall apply the net proceeds of the sale of the Pledged Collateral pursuant to SECTION 8(a), after deducting all reasonable costs and expenses of every kind incurred therein or incidental to the safekeeping or otherwise of any and all of the Pledged Collateral or in any way relating to the rights of Pledgee under this Agreement, including reasonable attorneys' fees and expenses, to the payment, in whole or in part, of the Obligations in such order as Pledgee may elect, and only after so applying such net proceeds and after the payment by Pledgee of any other amount required by any provision of law, including, without limitation, the Uniform Commercial Code as in effect in the State of Illinois, need Pledgee account for the surplus, if any, to Pledgor. Pledgor shall be liable for any deficiency remaining after such sale of the Pledged Collateral.

          10.3. Any purchaser of the Pledged Collateral at any such sale shall after such sale hold the same absolutely free from any claim or right of any kind, including any equitable right of redemption of Pledgor. Pledgor specifically waives all rights of redemption, stay or appraisal which Pledgor has or may have under any rule of law or statute now existing or hereafter adopted. Pledgor will at the request of Pledgee execute any and all documents or instruments which Pledgee deems desirable to evidence Pledgee's rights as set forth above.

          10.4. Pledgor further agrees that Pledgee shall be entitled to exercise all of the rights and remedies available to a secured party under the Uniform Commercial Code of the State of Illinois and all rights and remedies available to it under the Credit Agreement, this Agreement and all other Loan Documents. Pledgor further agrees to waive and agrees not to assert any rights,

                                                                       EXHIBIT A

privileges or defenses which Pledgor may acquire or be entitled to exercise under the Uniform Commercial Code of the State of Illinois.

          10.5. Pledgor recognizes that Pledgee may effect one or more private sales of the Pledged Collateral to a restricted group of offerees and purchasers who fulfill certain suitability standards and who agree, among other things, to acquire the Pledged Collateral for their own account for investment and not for distribution or resale. Pledgor consents to private sales so made even though such sales may be at prices and upon other terms less favorable than if the Pledged Collateral were sold at public sales. Pledgor agrees that Pledgee shall have no obligation to delay sale of the Pledged Collateral for the period of time necessary to permit the offering and sale of the Pledged Collateral to be registered for sale under applicable laws. Pledgor consents that private sales made under the foregoing circumstances will be deemed to have been made in a commercially reasonable manner, and that Pledgee shall not be liable or accountable to Pledgor for any discount allowed by reason of the fact that such Pledged Collateral is sold in compliance with any such limitation or restriction. In lieu of exercising the power of sale conferred upon it by this Agreement, Pledgee may proceed by a suit or suits at law or in equity to foreclose and sell the Pledged Collateral. Pledgor agrees that Pledgee shall not be liable to Pledgor for any loss in the value of the Pledged Collateral by reason of any delay in the sale of the Pledged Collateral.

     11. EXPENSES. Pledgor agrees to reimburse promptly Pledgee (a) for all out-of-pocket costs and expenses, including, without limitation, due diligence and audit expenses and reasonable fees and expenses of auditors, attorneys (which attorneys may be Pledgee's employees and including, without limitation, Mayer, Brown & Platt, special counsel for Pledgee) and other advisors, expended or incurred in the preparation, review, negotiation, execution and delivery, and filing and recording as necessary, of this Agreement or in amending or waiving provisions of this Agreement and other agreements or in obtaining advice from auditors, attorneys and other advisors regarding its rights and responsibilities under this Agreement and such other documents, (b) for all costs and expenses, including, without limitation, reasonable fees and expenses of auditors, attorneys (which attorneys may be Pledgee's employees) and other advisors, expended or incurred by Pledgee after a Default or Event of Default in collecting any sum which becomes due under this Agreement, in negotiations with respect to restructuring or "working out" the credit facilities or in the protection, perfection, preservation and enforcement of any and all rights of Pledgee in connection with this Agreement, including, without limitation, the fees and costs incurred in any out-of-court work-out or bankruptcy or reorganization proceeding and (c) for all costs and expenses, including, without limitation, reasonable fees and expenses of auditors, attorneys (which attorneys may be Pledgee's employees) and other advisors, expended or incurred by Pledgee for the custody, preservation or sale of, collection from or other realization upon, any of the Pledged Collateral under this Agreement, or the failure by Pledgor to perform or observe any of the provisions of this Agreement.

     12. SECURITY INTEREST ABSOLUTE. All rights of Pledgee and security interests granted under this Agreement and all obligations of Pledgor under this Agreement shall be absolute and unconditional irrespective of:

          12.1. Any lack of validity or enforceability of the Credit Agreement, any other Loan Document or any other agreement or instrument relating to any of the foregoing;

          12.2. Any proceeding under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt or receivership having been filed by or against Pledgor;

                                                                       EXHIBIT A

          12.3. Any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or consent to any departure from the Credit Agreement or any other Loan Document;

          12.4. Any exchange, release or non-perfection of any other collateral, or any release or amendment or waiver of or consent to departure from any guaranty, for all or any of the obligations or obligations of Pledgor under this Agreement;

          12.5. Any law, regulation or order of any jurisdiction affecting any term of any of the Obligations or Pledgee's rights with respect to any of the Obligations or the Pledged Collateral; or

          12.6. Any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Pledgor in respect of the obligations or of this Agreement.

     Pledgor waives any requirement that Pledgee exhaust any right or take any action against the Pledgor, any guarantor of the obligations or any collateral security and any duty on Pledgee's part to disclose to Pledgor any matter, fact or thing related to the business, operations or conditions (financial or otherwise) of the Pledgor or its property, whether now or later known by Pledgee.

     13. WAIVERS. The Pledgor waives all setoffs and counterclaims and all presentments, demands for performance, notices of nonperformance, protests, notices of protest, notices of dishonor, and diligence with respect to the Obligations and the obligations of the Pledgor hereunder and the filing of any claims with a court in the event of receivership, insolvency or bankruptcy of the Pledgor. The Pledgor further waives all notices that the principal amount, any payment or any portion thereof, any interest or any other amount on all or any part of the obligations is due, notices of any and all proceedings to collect from the Pledgor, any endorser or any other guarantor of all or any part of the obligations, or from any other Person, and, to the extent permitted by law, notices of exchange, sale, surrender or other handling of any other security given to Pledgee to secure payment of the Obligations. The Pledgor consents and agrees that Pledgee shall be under no obligation to marshall any assets in favor of the Pledgor or against or in payment of any or all of the Obligations.

     14. AMENDMENTS, WAIVERS AND CONSENTS. No amendment or waiver of any provision of this Agreement nor consent to any departure by Pledgor therefrom shall be effective unless the same shall be in writing and signed by the Pledgee. No failure on the part of Pledgee to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

     15. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon Pledgor, its successors and assigns, and shall inure to the benefit of and be enforceable by Pledgee and its respective successors and assigns and any of Pledgee's participants; provided, however, that Pledgor may not assign or transfer its rights or obligations under this Agreement without the prior written consent of Pledgee, and no such consent shall in any event relieve Pledgor of its obligations hereunder. Without limiting the generality of the foregoing sentence, if, in compliance with the terms of the Credit Agreement, Pledgee assigns or otherwise transfers the Loans, or sells participations in any interest therein, to any other Person, such other Person shall thereupon become vested, to the extent set forth in the agreement evidencing such assignment, transfer or participation, with all the rights in respect thereof granted to Pledgee.

                                                                       EXHIBIT A

     16.  NOTICES.

          16.1. Any notice, communication or demand which Pledgor or Pledgee may be required or may desire to give to the other party under any provision of this Agreement shall be: (i) given in writing and personally delivered, mailed or delivered by overnight courier service to the party to whom such notice, communication or demand is directed or (ii) made by telecopy or facsimile transmission delivered or transmitted to the party to whom such notice, communication or demand is directed, at its address as follows:

                    If to Pledgor, to:

                    6300 South Syracuse Way
                    Suite 300
                    Englewood, Colorado 80111
                    Attention: Jonathan Johnson, President
                    Telephone: (303) 773-2800
                    Facsimile: (303) 773-2729

                    With a copy to:

                    Hogan & Hartson L.L.P.
                    1200 17th Street, Suite 1500
                    Denver, Colorado 80202
                    Attention: Bruce L. Rogers
                    Telephone: (303) 899-7300
                    Facsimile: (303) 899-7333

                    IF TO PLEDGEE, TO:

                    The Northern Trust Company
                    Metropolitan Group II, North Division
                    50 South LaSalle Street
                    Chicago, Illinois 60675
                    Attention: Wendy J. Roberg
                    Telephone: (312) 444-4173
                    Facsimile: (312) 444-7028

          16.2. Any notice which is personally delivered shall be deemed to have been given on the date on which it is personally delivered. Any notice which is delivered by overnight courier service shall be deemed to have been given on the Business Day after deposit with such courier service. Any notice which is transmitted by telecopy or facsimile transmission shall be deemed to have been given on the day that such notice is transmitted upon oral confirmation of receipt. Any notice which is mailed shall be sent by registered or certified mail, postage prepaid and return receipt requested, and shall be deemed to have been given on the third Business Day after deposit in the mail.

          16.3. Pledgor or Pledgee may change the address to which notices, other communications and demands are to be sent to it by giving written notice of such address change to the other party in conformity with this SECTION 14, but such change shall not be effective until notice of such change has been received by the other party.

                                                                       EXHIBIT A

     17.  GOVERNING LAW; CONSENT TO JURISDICTION.

          17.1. The validity, construction and enforcement of this Agreement and the rights and obligations of the parties hereunder shall be governed by and construed and interpreted in accordance with the substantive laws of the State of Illinois (without regard to conflicts of law principles).

          17.2. Pledgor irrevocably consents to the service of process in any action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to Pledgor, such service to be effective ten (10) days after such mailing. Pledgor absolutely and irrevocably consents and submits to the jurisdiction of the courts of the State of Illinois and of any Federal court located in such State in connection with any action or proceeding brought against Pledgor by Pledgee arising out of or relating to this Agreement. Nothing herein shall affect the right to serve process in any other manner permitted by law. Pledgor hereby irrevocably designates CT Corporation System, located at 208 South LaSalle Street, Chicago, Illinois 60604, as the designee, appointee and agent of Pledgor to receive, for and on behalf of Pledgor, service of process in such respective jurisdictions in any legal action or proceeding with respect to this Agreement and such service shall be deemed completed 10 days after delivery thereof to said agent. It is understood that a copy of such process served on any such agent will be promptly forwarded by mail to Pledgor at its address set forth in SECTION 14, but the failure of Pledgor to receive such copy shall not affect in any way the service of such process. Pledgor further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to Pledgor at its said address, such service to become effective 30 days after such mailing. Nothing herein shall affect the right of Pledgee to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against Pledgor in any other jurisdiction.

     18. TERMINATION. Subject to the provisions of SECTION 17 of this Agreement, this Agreement shall terminate when all the obligations have been fully paid and performed and the Credit Agreement has been terminated, at which time Pledgee shall reassign and redeliver (or cause to be reassigned and redelivered) to Pledgor, or to such person or persons as Pledgor shall designate, against receipt, such of the Pledged Collateral (if any) as shall not have been sold or otherwise applied by Pledgee pursuant to the terms of this Agreement and shall still be held by it under this Agreement, together with appropriate instruments of reassignment and release. Any such reassignment shall be without recourse upon or warranty by Pledgee and at the expense of Pledgor.

     19. PAYMENTS SET ASIDE. Notwithstanding the provisions of SECTION 16 of this Agreement, to the extent that Pledgor makes a payment or payments to Pledgee or Pledgee enforces its security interests or exercises its right of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part of such payment or payments or proceeds are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other Person under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such recovery, the obligation or part of such obligation originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

                                                                       EXHIBIT A

     20. NOTICES REGARDING PLEDGED COLLATERAL. Promptly upon receipt thereof, Pledgor shall send to Pledgee copies of all notices, communications and other information received regarding the Pledged Collateral.

     21. SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall be ineffective to the extent of such prohibition or unenforceability, but all the remaining provisions of this Agreement shall remain valid.

     22. COMPLETE AGREEMENT. This Agreement, together with the exhibits and schedules to this Agreement, is intended by each of Pledgor and Pledgee as a final expression of their agreement and is intended as a complete statement of the terms and conditions of their agreement.

     23. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

     24. CAPTIONS; REMEDIES CUMULATIVE. The descriptive headings of the various sections or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof. All remedies under this Agreement are cumulative and are not exclusive of any other remedies provided by law.

     25. WAIVER OF JURY TRIAL. PLEDGOR AND PLEDGEE ABSOLUTELY AND IRREVOCABLY WAIVE TRIAL BY JURY AND ANY OBJECTION, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH PLEDGOR OR PLEDGEE MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING, INCLUDING WITH RESPECT TO ANY MATTER WHICH MIGHT BE ASSERTED AGAINST PLEDGEE BY PLEDGOR, IN ANY SUCH ACTION OR PROCEEDING.

                                                                       EXHIBIT A

     IN WITNESS WHEREOF, Pledgor has caused this Agreement to be duly executed and delivered as of the date first above written.


                                       CRL, INC.


                                       By:
                                          ---------------------------------
                                          Title:
                                                ---------------------------


ACCEPTED THIS 31ST DAY
OF DECEMBER, 1995:

THE NORTHERN TRUST COMPANY

By:
   ------------------------------
Title:
      ---------------------------

                                                                       EXHIBIT B

                           FIRST AMENDMENT DATED AS OF
                               OCTOBER 31, 1996 TO
                                PLEDGE AGREEMENT
                          DATED AS OF DECEMBER 31, 1995

     THIS AMENDMENT, dated as of October 31, 1996, is entered into between CRL, INC., a Delaware corporation (the "PLEDGOR"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation (the "PLEDGEE").

     WHEREAS, the Pledgor has executed and delivered to the Pledgee a Pledge Agreement dated as of December 31, 1995 (the "PLEDGE AGREEMENT"), in order to secure the Pledgor's indebtedness, obligations and liabilities to the Pledgee, including, without limitation, all sums which may become due under the terms and provisions of that certain Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993, between the Pledgor and the Pledgee, as amended on December 31, 1994 and December 31, 1995 (said Amended and Restated Revolving Credit Agreement, as so amended, being hereinafter referred to as the "CREDIT AGREEMENT"); and

     WHEREAS, the Pledgor and the Pledgee have entered into a Third Amendment to the Credit Agreement, dated as of October 31, 1996 (the "THIRD AMENDMENT TO CREDIT AGREEMENT"); and

     WHEREAS, one condition to the amendments to the Credit Agreement contemplated by the Third Amendment to Credit Agreement is that the Pledgor and the Pledgee enter into this Amendment to amend the definition of the term "Credit Agreement" in the Pledge Agreement so that it means and refers to the Credit Agreement as heretofore amended, as amended by the Third Amendment to Credit Agreement and as it may be further amended, restated, modified or supplemented from time to time;

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto agree as follows:

     1.   AMENDMENT TO PLEDGE AGREEMENT.

          1.1. SECOND RECITAL OF THE PLEDGE AGREEMENT. The second recital of the Pledge Agreement is hereby amended to read in its entirety as follows:

     "WHEREAS, Pledgor has entered into that certain Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993 (said Credit Agreement, as amended on December 31, 1994, December 31, 1995, October 31, 1996 and as it may be further amended, restated, modified or supplemented from time to time, being hereinafter referred to as the `CREDIT AGREEMENT') (all capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement) pursuant to which Pledgee has agreed to make one or more loans to Pledgor and other financial accommodations to Pledgor, subject to the terms and conditions of the Credit Agreement, but only if Pledgor enters into this Agreement; and"

     2.   WARRANTIES.

          To induce the Pledgee to enter into this Amendment, the Pledgor warrants that:

                                                                       EXHIBIT B

          2.1. AUTHORIZATION. The Pledgor is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to perform its obligations under the Pledge Agreement, as amended hereby.

          2.2. NO CONFLICTS. The execution and delivery of this Amendment and the performance by the Pledgor of its obligations under the Pledge Agreement, as amended hereby, do not and will not conflict with any provision of law or of the charter or by-laws of the Pledgor or of any agreement binding upon the Pledgor.

          2.3. VALIDITY AND BINDING EFFECT. The Pledge Agreement, as amended hereby, is the legal, valid and binding obligation of the Pledgor, enforceable against the Pledgor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     3.   GENERAL.

          3.1. EXPENSES. The Pledgor agrees to pay the Pledgee upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Pledgee), incurred by the Pledgee in connection with the preparation, negotiation and execution of this Amendment.

          3.2. LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

          3.3. SUCCESSORS. This Amendment shall be binding upon the Pledgor and the Pledgee and their respective successors and assigns, and shall inure to the benefit of the Pledgor and the Pledgee and the successors and assigns of the Pledgee.

          3.4. CONFIRMATION OF THE PLEDGE AGREEMENT. Except as amended hereby, the Pledge Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

          3.5. REFERENCES TO THE PLEDGE AGREEMENT. Each reference in the Pledge Agreement to "this Agreement," "hereunder, " "hereof," or words of like import, and each reference to the Pledge Agreement in any and all instruments or documents provided for in the Pledge Agreement or delivered or to be delivered thereunder or in connection therewith, shall, except where the context otherwise requires, be deemed a reference to the Pledge Agreement, as amended hereby.

                                    * * * * *

                                                                       EXHIBIT B


     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.


                                        CRL, INC.


                                        By:
                                           ---------------------------------
                                        Title:
                                              ------------------------------


                                        THE NORTHERN TRUST COMPANY


                                        By:
                                           ---------------------------------
                                        Title:
                                              ------------------------------

                                                                       EXHIBIT C

                          SECOND AMENDMENT DATED AS OF
                              DECEMBER 31, 1997 TO
                                PLEDGE AGREEMENT
                          DATED AS OF DECEMBER 31, 1995

     THIS AMENDMENT, dated as of December 31, 1997, is entered into between CRL, INC., a Delaware corporation (the "PLEDGOR"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation (the "PLEDGEE").

     WHEREAS, the Pledgor has executed and delivered to the Pledgee a Pledge Agreement dated as of December 31, 1995 (the "PLEDGE AGREEMENT"), in order to secure the Pledgor's indebtedness, obligations and liabilities to the Pledgee, including, without limitation, all sums which may become due under the terms and provisions of that certain Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993, between the Pledgor and the Pledgee, as amended (said Amended and Restated Revolving Credit Agreement, as so amended, being hereinafter referred to as the "CREDIT AGREEMENT"); and

     WHEREAS, the Pledgor and the Pledgee have entered into a Fourth Amendment to the Credit Agreement, dated as of December 31, 1997 (the "FOURTH AMENDMENT TO CREDIT AGREEMENT"); and

     WHEREAS, one condition to the amendments to the Credit Agreement contemplated by the Fourth Amendment to Credit Agreement is that the Pledgor and the Pledgee enter into this Amendment to amend the definition of the term "Credit Agreement" in the Pledge Agreement so that it means and refers to the Credit Agreement as heretofore amended, as amended by the Fourth Amendment to Credit Agreement and as it may be further amended, restated, modified or supplemented from time to time;

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto agree as follows:

     1.   AMENDMENT TO PLEDGE AGREEMENT.

          1.1 SECOND RECITAL OF THE PLEDGE AGREEMENT. The second recital of the Pledge Agreement is hereby amended to read in its entirety as follows:

          "WHEREAS, Pledgor has entered into that certain Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993 (said Credit Agreement, as amended as of December 31, 1994, December 31, 1995, October 31, 1996, December 31, 1997 and as it may be further amended, restated, modified or supplemented from time to time, being hereinafter referred to as the `CREDIT AGREEMENT') (all capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement) pursuant to which Pledgee has agreed to make one or more loans to Pledgor and other financial accommodations to Pledgor, subject to the terms and conditions of the Credit Agreement, but only if Pledgor enters into this Agreement; and"

     2. WARRANTIES. To induce the Pledgee to enter into this Amendment, the Pledgor warrants that:

                                                                       EXHIBIT C

          2.1 AUTHORIZATION. The Pledgor is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to perform its obligations under the Pledge Agreement, as amended hereby.

          2.2 NO CONFLICTS. The execution and delivery of this Amendment and the performance by the Pledgor of its obligations under the Pledge Agreement, as amended hereby, do not and will not conflict with any provision of law or of the charter or by-laws of the Pledgor or of any agreement binding upon the Pledgor.

          2.3 VALIDITY AND BINDING EFFECT. The Pledge Agreement, as amended hereby, is the legal, valid and binding obligation of the Pledgor, enforceable against the Pledgor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     3.   GENERAL.

          3.1 EXPENSES. The Pledgor agrees to pay the Pledgee upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Pledgee), incurred by the Pledgee in connection with the preparation, negotiation and execution of this Amendment.

          3.2 LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

          3.3 SUCCESSORS. This Amendment shall be binding upon the Pledgor and the Pledgee and their respective successors and assigns, and shall inure to the benefit of the Pledgor and the Pledgee and the successors and assigns of the Pledgee.

          3.4 CONFIRMATION OF THE PLEDGE AGREEMENT. Except as amended hereby, the Pledge Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

          3.5 REFERENCES TO THE PLEDGE AGREEMENT. Each reference in the Pledge Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Pledge Agreement in any and all instruments or documents provided for in the Pledge Agreement or delivered or to be delivered thereunder or in connection therewith, shall, except where the context otherwise requires, be deemed a reference to the Pledge Agreement, as amended hereby.

                                                                       EXHIBIT C

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.


                                        CRL, INC.


                                        By:
                                           ------------------------------------
                                           Title:
                                                 ------------------------------



                                        THE NORTHERN TRUST COMPANY


                                        By:
                                           ------------------------------------
                                           Title:
                                                 ------------------------------

                                                                       EXHIBIT D

                           THIRD AMENDMENT DATED AS OF
                                AUGUST 25,1999 TO
                                PLEDGE AGREEMENT
                          DATED AS OF DECEMBER 31,1995


     THIS AMENDMENT, dated as of August 25, 1999, is entered into between CRL, INC., a Delaware corporation (the "PLEDGOR"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation (the "PLEDGEE").

     WHEREAS, the Pledgor has executed and delivered to the Pledgee a Pledge Agreement dated as of December 31, 1995 as amended by a First Amendment thereto dated as of October 31, 1996 and a Second Amendment thereto dated as of December 31, 1997 (as so amended and as the same may be hereby and hereafter amended, the "PLEDGE AGREEMENT"), in order to secure the Pledgor's indebtedness, obligations and liabilities to the Pledgee, including, without limitation, all sums which may become due under the terms and provisions of that certain Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993, between the Pledgor and the Pledgee, as amended (said Amended and restated Revolving Credit Agreement, as so amended, being hereinafter referred to as the "CREDIT AGREEMENT"); and

     WHEREAS, the Pledgor and the Pledgee have entered into a Sixth Amendment to the Credit Agreement, dated as of August 25, 1999 (the "SIXTH AMENDMENT TO CREDIT AGREEMENT"); and

     WHEREAS, one condition to the amendments to the Credit Agreement contemplated by the Sixth Amendment to Credit Agreement is that the Pledgor and the Pledgee enter into this Amendment to amend the definition of the term "Credit Agreement" in the Pledge Agreement so that it means and refers to the Credit Agreement as heretofore amended, as amended by the Sixth Amendment to Credit Agreement and as it may be further amended, restated, modified or supplemented from time to time;

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto agree as follows:

     1.   AMENDMENT TO PLEDGE AGREEMENT.

          1.1 SECOND RECITAL OF THE PLEDGE AGREEMENT. The second recital of the Pledge Agreement is hereby amended to read in its entirety as follows:

          "WHEREAS, Pledgor has entered into that certain Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993 (said Credit Agreement, as amended as of December 31, 1994, December 31, 1995, October 31, 1996, December 31, 1997, December 31, 1998 and August 25, 1999 and as it may be further amended, restated, modified or supplemented from time to time, being hereinafter referred to as the `CREDIT AGREEMENT') (all capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement) pursuant to which Pledgee has agreed to make one or more loans to Pledgor and other financial accommodations to Pledgor, subject to the terms and conditions of the Credit Agreement, but only if Pledgor entered into this Agreement; and"

     2. WARRANTIES. To induce the Pledgee to enter into this Amendment, the Pledgor warrants that:

                                                                       EXHIBIT D

          2.1 AUTHORIZATION. The Pledgor is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to perform its obligations under the Pledge Agreement, as amended hereby.

          2.2 NO CONFLICTS. The execution and delivery of this Amendment and the performance by the Pledgor of its obligations under the Pledge Agreement, as amended hereby, do not and will not conflict with any provision of law or of the charter or by-laws of the Pledgor or of any agreement binding upon the Pledgor.

          2.3 VALIDITY AND BINDING EFFECT. The Pledge Agreement, as amended hereby, is the legal, valid and binding obligation of the Pledgor, enforceable against the Pledgor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar. laws of general application affecting the enforcement of creditors' rights or by general principles of equity limited the availability of equitable remedies.

     3.   GENERAL.

          3.1 EXPENSES. The Pledgor agrees to pay the Pledgee upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Pledgee), incurred by the Pledgee in connection with the preparation, negotiation and execution of this Amendment.

          3.2 LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

          3.3 SUCCESSORS. This Amendment shall be binding upon the Pledgor and the Pledgee and their respective successors and assigns, and shall inure to the benefit of the Pledgor and the Pledgee and the successors and assigns of the Pledgee.

          3.4 CONFIRMATION OF THE PLEDGE AGREEMENT. Except as amended hereby, the Pledge Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

          3.5 REFERENCES TO THE PLEDGE AGREEMENT. Each reference in the Pledge Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Pledge Agreement in any and all instruments or documents provided for in the Pledge Agreement or delivered or to be delivered thereunder or in connection therewith, shall, except where the context otherwise requires, be deemed a reference to the Pledge Agreement, as amended hereby.

                                                                       EXHIBIT D

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.


                                        CRL, INC.


                                        By:
                                           ------------------------------------
                                           Title:
                                                 ------------------------------



                                        THE NORTHERN TRUST COMPANY


                                        By:
                                           ------------------------------------
                                           Title:
                                                 ------------------------------

                                                                       EXHIBIT E


                                EIGHTH AMENDMENT
               TO AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT
                              AND FOURTH AMENDMENT
                               TO PLEDGE AGREEMENT

     This Eighth Amendment to Amended and Restated Revolving Credit Agreement and Fourth Amendment to Pledge Agreement (this "Amendment"), dated as of February 28, 2001 (the "Effective Date"), is entered into between CRL, INC., a Delaware corporation (the "Borrower"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "Lender").

                                    RECITALS:

     A. The Borrower and the Lender have entered into an Amended and Restated Revolving Credit Agreement dated as of December 9, 1993, as amended by a First Amendment thereto dated as of December 31, 1994, a Second Amendment thereto dated as of December 31, 1995, a Third Amendment thereto dated as of October 31, 1996, a Fourth Amendment thereto dated as of December 31, 1997, a Fifth Amendment thereto dated as of December 31, 1998, a Sixth Amendment thereto dated as of August 25, 1999 and a Seventh Amendment thereto dated as of February 29, 2000 (said Amended and Restated Revolving Credit Agreement, as heretofore amended, shall hereinafter be referred to as the "Credit Agreement"; the terms defined in the Credit Agreement and not otherwise defined herein shall be used herein as defined in the Credit Agreement).

     B. In connection with the Credit Agreement the Borrower has executed and delivered to the Lender a certain Pledge Agreement, dated as of December 31, 1995, as amended by a First Amendment thereto, dated as of October 31, 1996, a Second Amendment thereto dated as of December 31, 1997 and a Third Amendment thereto dated as of August 25, 1999 (said Pledge Agreement, as heretofore amended, the "Pledge Agreement").

     C. The Borrower and the Lender desire to amend the Credit Agreement in certain respects as set forth herein, including without limitation to decrease the Aggregate Facility Commitment, to extend the Termination Date, to provide for a limitation of the amount of Loans and Letters of Credit outstanding at any one time, to provide for a pledge agreement to be executed by the Wallace E. and Lelia H. Carroll Trust under Trust Agreement dated May 1, 1958 for the benefit of Wallace E. Carroll, Jr. and to provide for a guaranty and pledge agreement to be executed by Wallace E. Carroll, Jr., a shareholder of the Borrower.

     D. The Borrower and the Lender desire to amend the Pledge Agreement in certain respects as set forth herein, including, without limitation, amending Schedule A to the Pledge Agreement to provide for additional Pledged Collateral.

     NOW, THEREFORE, the parties hereto agree as follows:

                                                                       EXHIBIT E

     1.   AMENDMENTS TO THE CREDIT AGREEMENT.

          1.1. SECTION 1.1 OF THE CREDIT AGREEMENT. The following amendments shall be made to Section 1.1 as of the Effective Date:

          (a) The definition of "Aggregate Facility Commitment" is hereby amended by deleting the reference to the amount "$12,000,000" appearing therein and substituting the amount "$11,000,000" therefor.

          (b) The definition of "Loan Documents" is hereby amended and restated in its entirety to read as follows:

          "Loan Documents" shall mean this Agreement, the Note, Letters of Credit, Applications, the Pledge Agreement, the Trust Pledge Agreement, the Guaranty, the Guarantor Pledge Agreement and such other agreements, instruments and documents now or hereafter executed by or on behalf of the Borrower, any of its Subsidiaries, the Guarantor or the Trust and delivered to Lender in connection with this Agreement, together with all agreements and documents referred to therein or contemplated thereby."

          (c) The definition of "Termination Date" is hereby amended by deleting the reference to the date "February 28, 2001" appearing therein and substituting the date "August 31, 2001" therefor.

          (d) The following new definitions are hereby inserted in alphabetical order:

          "Aggregate Facility Outstandings Allowable" shall mean, notwithstanding the Aggregate Facility Commitment, the maximum aggregate amount of outstanding Loans and Letters of Credit, which, at any one time, shall not exceed (i) $10,300,000 on or before May 30, 2001 and (ii) $10,000,000 on or after May 31, 2001.

          "Guarantor" shall mean Wallace E. Carroll, Jr.

          "Guarantor Pledge Agreement" shall mean that certain Pledge Agreement dated as of February 28, 2001 executed and delivered by the Guarantor to and in favor of Lender in the form of Exhibit G attached hereto and made a part hereof, as the same may be amended, modified or supplemented from time to time.

          "Guarantor Pledged Collateral" shall mean the "Collateral" described in the Guarantor Pledge Agreement.

          "Guaranty" shall mean that certain Guaranty dated as of February 28, 2001 executed and delivered by Guarantor to and in favor of Lender in the form of Exhibit F attached hereto and made a part hereof, as the same may be amended, modified or supplemented from time to time.

                                                                       EXHIBIT E

          "Trust" shall mean The Wallace E. and Lelia H. Carroll Trust, under Trust Agreement dated May 1, 1958, for the benefit of Wallace E. Carroll, Jr., as amended from time to time.

          "Trust Collateral" shall mean the "Collateral" described in the Trust Pledge Agreement.

          "Trust Pledge Agreement" shall mean that certain Pledge Agreement dated as of February 28, 2001 executed and delivered by the Trust to and in favor of the Lender, in the form of Exhibit H hereto and made a part hereof, as the same may be amended, modified or supplemented from time to time."

          1.2. SECTION 2.1 OF THE CREDIT AGREEMENT. Section 2.1 of the Credit Agreement is hereby amended and restated in its entirety as of the Effective Date to read as follows:

               "2.1 Agreement to Make Loans. Subject to the terms and conditions of this Agreement, Lender agrees to make Loans at such times as Borrower may request, which Loans may be repaid in whole or in part and reborrowed at any time up to but not including the Termination Date; provided, however, that Lender shall not have an obligation to make a Loan to the extent that the aggregate unpaid principal amount of all Loans plus the Stated Amount of any outstanding Letters of Credit would exceed the lesser of the Aggregate Facility Commitment and the Aggregate Facility Outstandings Allowable."

          1.3. SECTION 2.4(c) OF THE CREDIT AGREEMENT. Section 2.4(c) of the Credit Agreement is hereby amended and restated in its entirety as of the Effective Date to read as follows:

               "(c) Mandatory Prepayments. In the event that the aggregate principal amount of outstanding Loans plus the aggregate Stated Amount of all Letters of Credit exceeds the lesser of the Aggregate Facility Commitment and the Aggregate Facility Outstandings Allowable, including after giving effect to any reduction or termination in the amount of the Aggregate Facility Commitment permitted or required by
          Section 2.6 or Section 2.7 or occurring as a result of Section 8.2, then Borrower immediately shall make a payment of principal in an amount sufficient to eliminate such excess, provided, that if such excess is not eliminated after the payment of the principal of all outstanding Loans then Borrower shall deposit in an account with Lender (which account may be an interest bearing account) cash in an amount equal to such excess (as reduced by any principal payments) which account (and the deposits therein and proceeds thereof) shall be maintained in an amount at least equal to such excess as it exists from time to time until the excess is reduced to zero; provided further, that upon the occurrence and during the continuation of any Event of Default, Lender may liquidate such account and apply the proceeds thereof to pay all amounts owing to Lender."

                                                                       EXHIBIT E

          1.4. SECTION 2.7 OF THE CREDIT AGREEMENT. Section 2.7 of the Credit Agreement is hereby amended and restated in its entirety as of the Effective Date to read as follows:

               "2.7 Optional Termination or Reduction. Borrower shall have the right from time to time to reduce the Aggregate Facility Commitment, upon not less than 10 Business Days', or if pursuant to Section 6.11, upon 1 Business Day's prior notice to Lender in writing or by telephonic, telecopy or facsimile transmission, which notice shall specify the effective date of such termination or reduction and shall be irrevocable and effective only upon receipt by Lender; provided, however, that after giving effect to any such termination or reduction, (a) the aggregate principal amount of outstanding Loans plus (b) the Aggregate Stated Amount under all outstanding Letters of Credit shall not exceed the lesser of the reduced Aggregate Facility Commitment as then in effect and the Aggregate Facility Outstandings Allowable. Any optional reduction of the amount of the Aggregate Facility Commitment shall be in the amount of $100,000 or in integral multiples of $10,000 in excess thereof or in the full amount of the Aggregate Facility Commitment as then in effect. Any termination or reduction pursuant to this Section 2.7 shall be permanent."

          1.5. SECTION 2.9 OF THE CREDIT AGREEMENT. Section 2.9 of the Credit Agreement is hereby amended as of the Effective Date by deleting the phrase "Aggregate Facility Commitment" appearing therein and substituting the phrase "Aggregate Facility Outstandings Allowable" therefor.

          1.6. SECTION 3.1 OF THE CREDIT AGREEMENT. Section 3.1 of the Credit Agreement is hereby amended and restated in its entirety as of the Effective Date to read as follows:

               "3.1 Letters of Credit. Subject to the terms and conditions of this Agreement (including, without limitation, the last sentence of Section 3.3), Lender agrees to issue Letters of Credit for the account of Borrower from the Closing Date to but not including the Termination Date at such times as Borrower may request; provided, however, that Lender shall not be obligated to issue any Letter of Credit to the extent that the sum of (a) the aggregate principal amount of all Loans, plus (b) the aggregate Stated Amount of all outstanding Letters of Credit would exceed the lesser of the Aggregate Facility Commitment and the Aggregate Facility Outstandings Allowable."

          1.7. SECTION 5.2(b) OF THE CREDIT AGREEMENT. Section 5.2(b) of the Credit Agreement is hereby amended and restated in its entirety as of the Effective Date to read as follows:

               "(b) The representations and warranties of Borrower set forth herein and in the Loan Documents to which it is a party, of the Trust in the Trust Pledge Agreement and of the Guarantor in the Guaranty and the Guarantor Pledge Agreement shall be true, correct and complete in all respects on the Borrowing Date with the same effect as if such representations and warranties had been made on and as of such date, except to the extent that any falsehood, misstatement or omission, whether considered

                                                                       EXHIBIT E

          individually or when aggregated with all other falsehoods, misstatements and omissions, would not reasonably be expected to have a material adverse effect on (i) the ability of Borrower to perform its obligations under this Agreement or the Loan Documents to which it is a party or in connection with the transactions contemplated hereby or thereby, (ii) the ability of the Trust to perform its obligations under the Trust Pledge Agreement or in connection with the transactions contemplated thereby, (iii) the ability of the Guarantor to perform his obligations under the Guaranty and the Guarantor Pledge Agreement or in connection with the transactions contemplated thereby, or (iv) the business, operations, properties or condition (financial or otherwise) of Borrower, the Trust or Guarantor."

          1.8. SECTION 6.6 OF THE CREDIT AGREEMENT. Section 6.6 of the Credit Agreement is hereby amended as of the Effective Date by inserting the phrase ", the Guarantor or the Trust" after the phrases "Borrower or any of its Subsidiaries" and "of Borrower" each time they appear therein.

          1.9. SECTION 8.1 OF THE CREDIT AGREEMENT. Section 8.1 of the Credit Agreement is hereby amended and restated in its entirety as of the Effective Date to read as follows:

               "8.1 Events of Default. Each of the following specified events shall constitute an "Event of Default":

          (a) PAYMENTS. Borrower shall default in the payment when due of (i) any principal amount of the Loans or (ii) any interest on the Loans or any fees or any other amounts owing hereunder or under any of the Loan Documents and such default shall continue unremedied for five (5) days; or

          (b) REPRESENTATIONS OF BORROWER. Any representation, warranty or statement made by Borrower herein or in any of the Loan Documents to which it is a party or in any certificate or other document delivered pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made; or

          (c) REPRESENTATIONS OF THE TRUST AND GUARANTOR. Any representation, warranty or statement made by the Trust or Guarantor in any Loan Document to which it or he, as the case may be, is a party, or in any certificate or other document delivered pursuant thereto shall prove to be untrue in any material respect on the date as of which made or deemed made; or

          (d) COVENANTS OF BORROWER. Borrower shall (i) default in the due performance or observance by it of any term, covenant or agreement contained in Section 6.1, Section 6.5, Section 6.10, Section 6.11 or any Section of Article VII of this Agreement or (ii) default in the due performance or observance by it of any other term, covenant or agreement contained in this Agreement or in any Loan Document to which it is a party and such default described in this clause (ii) shall continue unremedied for the applicable cure period, if any, or, if no such cure period is provided, then for a period of 10 days; or

          (e) COVENANTS OF THE TRUST AND GUARANTOR. The Trust or Guarantor shall default in the due performance or observance by it or him, as the case may be, of any term,

                                                                       EXHIBIT E

     covenant or agreement contained in any Loan Document to which it or he, as the case may be, is a party and any applicable cure period shall have expired; or

          (f) DEFAULT UNDER OTHER AGREEMENTS. Borrower, the Trust or Guarantor shall default in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any other Indebtedness of, or directly or indirectly guaranteed by, Borrower, the Trust or Guarantor, or Borrower, the Trust or Guarantor shall default in the performance or observance of any obligation or condition with respect to any such other Indebtedness or any other event shall occur if the effect of such default or event (after giving effect to any applicable grace period) is to accelerate the maturity of any such Indebtedness or to permit the holder or holders thereof, or any trustee or agent for such holders, to cause such Indebtedness to become due and payable prior to its expressed maturity or any such Indebtedness shall become due prior to its stated maturity as a result of an event of default; or

          (g) BANKRUPTCY, ETC. Borrower, the Trust or Guarantor shall commence a voluntary case concerning itself or himself, as the case may be, under Title 11 of the United States Code as now or hereafter in effect, or any successor thereto (the "Bankruptcy Code"); or an involuntary case is commenced against Borrower, the Trust or Guarantor and the petition is not controverted within 10 days, and is not dismissed within 60 days, after commencement of the case; provided, the Lender shall have no obligation to make any new Loans or issue any Letters of Credit during such 60 day period; or a custodian (as defined in the Bankruptcy Code) is appointed for, or takes charge of, all or substantially all of the property of Borrower, the Trust or Guarantor, or Borrower, the Trust or Guarantor commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law or any jurisdiction whether now or hereafter in effect relating to the Borrower, the Trust or Guarantor, or there is commenced against Borrower, the Trust or Guarantor any such proceeding which remains undismissed for a period of 60 days or more, or Borrower, the Trust or Guarantor is adjudicated insolvent or bankrupt, or any order of relief or other order approving any such case or proceeding is entered, or Borrower, the Trust or Guarantor suffers or permits any appointment of any custodian or the like for it or him, as the case may be, or any substantial part of its or his, as the case may be, property to continue undischarged or unstayed for a period of 60 days or more, or Borrower, the Trust or Guarantor admits in writing its or his, as the case may be, inability to pay, or is generally unable to pay its or his, as the case may be, debts as they mature, or Borrower, the Trust or Guarantor makes a general assignment for the benefit of creditors or any corporate or partnership action (as applicable) is taken by Borrower, the Trust or Guarantor for the purpose of effecting any of the foregoing; or

          (h) JUDGMENTS. A final judgment or final judgments for the payment of money is or are entered by a court or courts of competent jurisdiction, and all appeals therefrom have been exhausted (or the time in which appeal is permitted has lapsed without appeal being made), against Borrower, the Trust or Guarantor (other than any judgment as to which a reputable insurance company has accepted full liability in writing) and the aggregate amount of all such judgments exceeds $500,000; or

                                                                       EXHIBIT E

          (i) OWNERSHIP OR CONTROL OF BORROWER. A Change of Control shall occur; or

          (j) DISSOLUTION. Any order, judgment or decree shall be entered in any proceeding against Borrower or the Trust decreeing the dissolution or winding up of Borrower or the Trust, and such order shall remain undischarged or unstayed for a period in excess of 60 days; or Guarantor shall die or become incompetent; or

          (k) LITIGATION. Any litigation, investigation or proceeding pending in any court or before any grand jury, arbitrator, regulatory commission, board, administrative agency or other governmental authority threatens to have a material adverse effect on (a) the ability of Borrower, the Trust or Guarantor to perform its or his, as the case may be, obligations under this Agreement or the other Loan Documents to which it or he, as the case may be, is a party, or (b) the business, operations, properties or condition (financial or otherwise) of Borrower, the Trust or Guarantor; or

          (l) OTHER AGREEMENTS. All or any provision of this Agreement or any other Loan Document shall be declared to be illegal or null and void, or the validity or enforceability thereof shall be contested by any Person, or shall be rejected or disaffirmed by any Person, or a proceeding shall be commenced by any governmental agency or authority or court or other Person seeking to establish the invalidity or enforceability thereof, or any such Person that is a party to this Agreement, any other Loan Document, the Pledge Agreement, the Guaranty or the Guarantor Pledge Agreement shall deny that it has any or further liability or obligation thereunder; or

          (m) INVALIDITY OF PLEDGE AGREEMENT, GUARANTY, GUARANTOR PLEDGE AGREEMENT OR TRUST PLEDGE AGREEMENT. The Pledge Agreement, the Guaranty, the Trust Pledge Agreement or the Guarantor Pledge Agreement or any provisions thereof shall cease to give Lender the Liens, rights, powers and privileges purported to be created thereby (including without limitation a perfected security interest in, and Lien on, all of the Pledged Collateral, the Trust Collateral or the Guarantor Pledged Collateral) and superior to and prior to the rights of all third Persons subject to no other Liens; or

          (n) SHARE PRICE OF PLEDGED COLLATERAL. The per share closing price of the common stock of Katy on the New York Stock Exchange shall be less than $4.00 per share for any five (5) consecutive trading days; or

          (o) MATERIAL ADVERSE CHANGE. Any material adverse change occurs in, or any material adverse event occurs affecting, the ability of Borrower, the Trust or Guarantor to perform its or his, as the case may be, obligations under any Loan Document to which it or he, as the case may be, is a party or any of the transactions contemplated hereby or thereby."

          1.10. SECTION 9.8(a) OF THE CREDIT AGREEMENT. Section 9.8(a) of the Credit Agreement is hereby amended as of the Effective Date by deleting all parties to receive copies of the notices to the Borrower and substituting the following therefor:

                    "Darren R. Hensley, Esq.
                    Brobeck Phleger & Harrison LLP

                                                                       EXHIBIT E

                    370 Interlocken Boulevard, Suite 500
                    Broomfield, Colorado  80021
                    Telecopy:  (303) 410-2199
                    Telephone: (303) 410-2000"

          1.11. EXHIBIT A TO THE CREDIT AGREEMENT. Exhibit A to the Credit Agreement is hereby amended and restated in its entirety as of the Effective Date into the form of promissory note attached hereto as Exhibit A.

          1.12. EXHIBIT F TO THE CREDIT AGREEMENT. The Credit Agreement is hereby amended as of the Effective Date to add a new Exhibit F thereto to be in the form of the Guaranty set forth as Exhibit B attached hereto.

          1.13. EXHIBIT G TO THE CREDIT AGREEMENT. The Credit Agreement is hereby amended as of the Effective Date to add a new Exhibit G thereto to be in the form of the Guarantor Pledge Agreement set forth as Exhibit C attached hereto.

          1.14. EXHIBIT H TO THE CREDIT AGREEMENT. The Credit Agreement is hereby amended as of the Effective Date to add a new Exhibit H thereto in the form of the Trust Pledge Agreement set forth as Exhibit H attached hereto.

          1.15. SCHEDULE 7.4 TO THE CREDIT AGREEMENT. Schedule 7.4 to the Credit Agreement is hereby amended and restated in its entirety as of the Effective Date as set forth on Exhibit F attached hereto.

          1.16. SCHEDULE 7.5 TO THE CREDIT AGREEMENT. Schedule 7.5 to the Credit Agreement is hereby amended and restated in its entirety as of the Effective Date as set forth on Exhibit G attached hereto.

     2.   AMENDMENTS TO THE PLEDGE AGREEMENT.

          2.1. SECOND RECITAL OF THE PLEDGE AGREEMENT. The second recital of the Pledge Agreement is hereby amended and restated in its entirety as of the Effective Date to read as follows:

               "WHEREAS, Pledgor has entered into that certain Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993 (said Credit Agreement, as amended as of December 31, 1994, December 31, 1995, October 31, 1996, December 31, 1997, December 31, 1998,
          August 25, 1999, February 29, 2000 and February 28, 2001 and as it may be further amended, restated, modified or supplemented from time to time, being hereinafter referred to as the "Credit Agreement"; all capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Credit Agreement) pursuant to which Pledgee has agreed to make one or more loans to Pledgor and other financial accommodation to Pledgor, subject to the terms and conditions of the Credit Agreement; but only if Pledgor enters into this Agreement; and"

                                                                       EXHIBIT E

          2.2. SECTION 1(c) OF THE PLEDGE AGREEMENT. Section 1(c) of the Pledge Agreement is hereby amended and restated in its entirety as of the Effective Date to read as follows:

               "(c) Certificated securities comprising the Pledged Collateral have been duly authorized and validly issued and are fully paid and non-assessable and constitute approximately 25% of the issued and outstanding common stock of Katy Industries, Inc., a Delaware corporation ("Katy") as of April 23, 2001, and less than 1% of the issued and outstanding common stock of Modtech Holdings, Inc., a Delaware corporation ("Modtech"), as of March 26, 2001."

          2.3. SECTION 1(e) OF THE PLEDGE AGREEMENT. Section 1(e) of the Pledge Agreement is hereby amended as of the Effective Date by adding the following before the semicolon appearing therein:

               "and that certain Stock Voting and Tender Agreement dated as of March 29, 2001 by and among KKTY Holding Company, L.L.C. and the shareholders named therein (the "Stock Voting Agreement")".

          2.4. SECTION 1(f) OF THE PLEDGE AGREEMENT. Section 1(f) of the Pledge Agreement is hereby amended as of the Effective Date by adding the following phrase after the word "Agreement" appearing therein: "and the Stock Voting Agreement".

          2.5. SECTION 1(g) OF THE PLEDGE AGREEMENT. Section 1(g) of the Pledge Agreement is hereby amended and restated in its entirety as of the Effective Date to read as follows:

               "(g) No consent of any other Person (including, without limitation, stockholders or creditors of Pledgor) and no consent, authorization, approval or other action by, and no notice to or filing or registration with (other than the reporting of the pledge hereunder in Pledgor's Schedule 13D filing with the Securities and Exchange Commission and the reporting of a sale of the Pledged Collateral by Pledgor in a Form 4 filing with the Securities and Exchange Commission), any governmental authority is required for (i) the pledge by Pledgor of the Pledged Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by Pledgor,
          (ii) the exercise by Pledgee of rights and remedies in respect of the Pledged Collateral provided for in this Agreement (except as may be required by the Securities Act (as defined hereinafter) and state securities laws affecting the offering and sale by Persons such as the Pledgee of securities such as the Pledged Collateral, and except as provided in Section 24 of this Agreement with respect to the common stock of Katy only) or (iii) the perfection of the security interests granted in Section 2 of this Agreement;"

          2.6. SECTION 2(c) OF THE PLEDGE AGREEMENT. Section 2(c) of the Pledge Agreement is hereby amended as of the Effective Date by deleting the word "and" at the end of clause (iii), inserting "; and" in place of the period in clause
(iv) and adding a new clause (v) as follows:

                                                                       EXHIBIT E

               (v) cash paid or other property paid in exchange for any Pledged Collateral in connection with the Stock Voting Agreement, which proceeds, notwithstanding clause 2(d) hereof, shall be immediately applied to reduce outstanding Obligations."

          2.7. SECTION 3 OF THE PLEDGE AGREEMENT. Section 3 of the Pledge Agreement is hereby amended as of the Effective Date by adding the following before the period of the last sentence thereof: "except as expressly contemplated by the Stock Voting Agreement".

          2.8. SECTION 14 OF THE PLEDGE AGREEMENT. Section 14 of the Pledge Agreement is hereby amended as of the Effective Date by deleting all parties to receive copies of the notices to Pledgor and substituting the following therefor:

                         "Brobeck Phleger & Harrison LLP
                         370 Interlocken Boulevard, Suite 500
                         Broomfield, Colorado  80021
                         Attention:  Darren R. Hensley, Esq.
                         Telecopy:  (303) 410-2199
                         Telephone: (303) 410-2000"

          2.9. SECTION 24 OF THE PLEDGE AGREEMENT. A new Section 24 is hereby added to the Pledge Agreement as of the date hereof to read as follows:

               "24. SPECIAL PROVISIONS REGARDING CONTROL AND/OR RESTRICTED STOCK PERTAINING TO RULE 144.

               (a) For purposes of this Section 24, "Related Person" means, from time to time:

               (i) any trust or estate in which Pledgor collectively owns ten percent (10%) or more of the total beneficial interest or of which it serves as trustee, executor or in any similar capacity; and

               (ii) any corporation or other organization (other than Katy, hereinafter referred to as the "Issuer") in which Pledgor or any entity mentioned in (i) is the beneficial owner collectively of ten percent (10%) or more of any class of equity securities or ten percent (10%) or more of the equity interest.

               (b)  Pledgor represents and warrants that:

               (i) Pledgor is the legal, equitable and beneficial owner of 2,073,436 shares of the common stock ("Pledgor's Shares") of the Issuer, which includes the stock pledged as Pledged Collateral, free and clear of all liens, claims and encumbrances other than in favor of Pledgee. As of April 23, 2001, Pledgor's Shares comprised approximately 25% of all outstanding shares of common stock of the Issuer.

               (ii) The Related Persons are the legal, equitable and beneficial owners of 0 shares of the common stock ("Related Persons' Shares") of the Issuer. The Related

                                                                       EXHIBIT E

          Persons' Shares comprises 0% of all outstanding shares of the common stock of the Issuer as of April 23, 2001.

               (iii) Except for the Stock Voting Agreement, there are no stockholder agreements or other restrictions on, or laws, rules or regulations prohibiting or limiting, the sale or other disposition of Pledgor's Shares other than restrictions under the Securities Act (including the type of restriction which can be removed by compliance with Securities and Exchange Commission Rule 144 ("Rule 144")) and state securities laws affecting the offering and sale by Persons such as the Pledgee of securities such as the Pledgor's Shares.

               (c) Pledgor agrees to take or cause to be taken such actions, and to execute and deliver or cause to be executed and delivered such documents and instruments, all at Pledgor's expense, as Pledgee may reasonably deem necessary or appropriate from time to time to cause a sale of the Collateral in compliance with Rule 144; Pledgor also irrevocably authorizes Pledgee to take or cause to be taken such actions, and execute and deliver or cause to be executed and delivered such documents and instruments, on Pledgor's behalf.

               (d) Except as contemplated by the Stock Voting Agreement, Pledgor agrees not to sell or otherwise dispose of, and not to permit any Related Person to sell or otherwise dispose of, other than by gift to a person who is not a Related Person or an "affiliate" (as defined in Rule 144), Pledgor's Shares and/or Related Persons' Shares with a value in excess of $250,000 in the aggregate during any calendar year.

               (e) Pledgor agrees to provide, or cause to be provided, to Pledgee such information and copies of documents as Pledgee may reasonably request concerning the amount, manner and other aspects of sales or other dispositions of Pledgor's Shares or Related Persons' Shares of any nature whatsoever.

               (f) As to any matter covered by or related to this Section 24, and without limiting Pledgee's rights under other terms of this Agreement, and after an Event of Default without regard to the Stock Voting Agreement, Pledgor, for itself and its successors and assigns, hereby irrevocably grants Pledgee a power of attorney, with full power of substitution, to take actions and execute and deliver documents and instruments, in Pledgor's name, place and stead, which power of attorney shall be deemed coupled with an interest. Pledgor hereby ratifies all that Pledgee shall do, execute or deliver in accordance with such power of attorney.

               (g) Whenever the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act"), and/or under any state securities law and the registration form to be used may be used for the registration of Pledgor's Shares, Pledgor shall use its reasonable best efforts to cause the Issuer to include Pledgor's Shares in such registration. In connection with any such registration, (i) Pledgor shall be responsible for all reasonable fees and expenses in connection with such registration (including for payment of Pledgee's reasonable expenses (including, without limitation, reasonable attorneys' fees) in connection with such registration), (ii)

                                                                       EXHIBIT E

          Pledgor shall give its full cooperation by doing such acts and providing such documents, statements and notices as reasonably required to give effect to the registration, (iii) Pledgor shall provide copies of all documents, reports, statements and notices given to or received by the Pledgor in connection with such registration to the Pledgee and (iv) Pledgor shall indemnify Pledgee for any and all losses, claims, damages or liabilities that arise out of or are based upon any false statement or omission of facts or violation of any securities laws by Pledgor or the Issuer in connection with the registration of any of Pledgor's Shares."

          2.10. SCHEDULE A TO THE PLEDGE AGREEMENT. Schedule A to the Pledge Agreement is hereby amended and restated in its entirety as of the Effective Date into the form of the Schedule A attached hereto as Exhibit D.

     3. REPRESENTATIONS AND WARRANTIES. To induce the Lender to enter into this Amendment, the Borrower warrants that:

          3.1. AUTHORIZATION. The Borrower is duly authorized to execute and deliver this Amendment and the Replacement Note (as defined hereinafter) and is and will continue to be duly authorized to borrow monies under the Credit Agreement, as amended hereby, and to perform its obligations under the Credit Agreement and the Pledge Agreement, each as amended hereby, and under the Replacement Note.

          3.2. NO CONFLICTS. The execution and delivery of this Amendment and the Replacement Note and the performance by the Borrower of its obligations under the Credit Agreement and the Pledge Agreement, each as amended hereby, and under the Replacement Note, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower, with the exception of the Stock Voting Agreement with respect to the Pledge Agreement, as amended by this Amendment.

          3.3. VALIDITY AND BINDING EFFECT. The Credit Agreement and the Pledge Agreement, each as amended hereby, and the Replacement Note are legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     4. CONDITIONS PRECEDENT TO AMENDMENT. This Amendment shall become effective as of the Effective Date upon satisfaction of each of the following conditions precedent:

          4.1. DOCUMENTATION. The Borrower shall have delivered to the Lender all of the following, each duly executed by the appropriate parties and dated the date of the Effective Date or other date satisfactory to the Lender, in form and substance satisfactory to the Lender:

               (a)  AMENDMENT. Counterparts of this Amendment.

               (b) REPLACEMENT NOTE. An amended and restated promissory note of the Borrower in the form of Exhibit A attached hereto (the "Replacement Note").

                                                                       EXHIBIT E

               Upon receipt of the Replacement Note, the Lender will: (i) record the aggregate unpaid principal amount of the Note dated August 25, 1999 (the "Prior Note") in its records or, at its option, on the schedule attached to the Replacement Note as the aggregate unpaid principal amount of the Replacement Note and provide a copy of same to the Borrower; (ii) mark the Prior Note as replaced by the Replacement Note; and (iii) return the Prior Note to the Borrower. Thereafter, all references in the Credit Agreement and in any and all instruments or documents provided for therein or delivered or to be delivered thereunder or in connection therewith to the Prior Note shall be deemed references to the Replacement Note. The replacement of the Prior Note with the Replacement Note shall not be construed (i) to deem paid or forgiven the unpaid principal amount of, or unpaid accrued interest on, the Prior Note outstanding at the time of replacement, or (ii) to release, cancel, terminate or otherwise adversely affect all or any part of any lien, mortgage, deed of trust, assignment, security interest or other encumbrance heretofore granted to or for the benefit of the payee of the Prior Note which has not otherwise been expressly released.

               (c) RESOLUTIONS. A copy, duly certified by the secretary or an assistant secretary of the Borrower, of (i) resolutions of the Borrower's Board of Directors authorizing or ratifying the execution and delivery of this Amendment and the Replacement Note and authorizing the borrowings under the Credit Agreement, as amended hereby, (ii) all documents evidencing other necessary corporate action, and (iii) all approvals or consents, if any, with respect to this Amendment and the Replacement Note.

               (d) INCUMBENCY CERTIFICATE. A certificate of the secretary or an assistant secretary of the Borrower certifying the names of the Borrower's officers authorized to sign this Amendment, the Replacement Note and all other documents or certificates to be delivered hereunder, together with the true signatures of such officers.

               (e) OPINION. An opinion of Borrower's counsel, addressed to the Lender, in substantially the form of Exhibit E hereto.

               (f) CERTIFICATE. A certificate of the president or chief financial officer of the Borrower as to the matters set out in Sections 4.2 and 4.3 hereof.

               (g)  GUARANTY. The Guaranty, duly executed by the Guarantor.

               (h) GUARANTOR PLEDGE AGREEMENT. The Guarantor Pledge Agreement, duly executed by the Guarantor, together with the Guarantor Pledged Collateral and stock powers executed in blank.

               (i) PLEDGED COLLATERAL. The additional shares of common stock of Katy and the shares of common stock of Modtech constituting the Pledged Collateral, together with stock powers duly executed in blank.

               (j) GUARANTOR PLEDGED COLLATERAL. The shares of common stock of Katy constituting the Guarantor Pledge Collateral, together with stock powers duly executed in blank.

                                                                       EXHIBIT E


               (k) TRUST PLEDGE AGREEMENT. A fully executed Trust Pledge Agreement and the relevant letter of direction.

               (l)  FORM U-1. A fully executed Federal Reserve Form U-1.

               (m) OTHER. Such other documents as the Lender may reasonably request.


          4.2. NO DEFAULT. As of the closing date hereof, no Event of Default or Default under the Loan Documents shall have occurred and be continuing.

          4.3. REPRESENTATIONS AND WARRANTIES. As of the Effective Date, the representations and warranties in Article IV of the Credit Agreement, in the Loan Documents and in Section 3 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Credit Agreement.

     5.   GENERAL.

          5.1. EXPENSES. The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment, the Replacement Note, the Guaranty, the Guarantor Pledge Agreement and the Trust Pledge Agreement and any documents required to be furnished herewith or therewith.

          5.2. LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS. ---

          5.3. SUCCESSORS. This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

          5.4. CONFIRMATION OF THE CREDIT AGREEMENT AND THE PLEDGE AGREEMENT. The Credit Agreement and the Pledge Agreement, each as amended hereby, and the other Loan Documents remain in full force and effect and are hereby ratified and confirmed in all respects.

          5.5. REFERENCES TO THE CREDIT AGREEMENT. On the Effective Date, each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," or words of similar import and each reference in the other Loan Documents to the "Credit Agreement" shall, except where the context otherwise requires, be deemed to refer to the Credit Agreement, as amended hereby.

          5.6. REFERENCES TO THE PLEDGE AGREEMENT. On the Effective Date, each reference in the Pledge Agreement to "this Agreement", or "herein" and each reference in the Credit Agreement and the other Loan Documents to the "Pledge Agreement" or like references shall be deemed to refer to the Pledge Agreement, as amended hereby.

                                                                       EXHIBIT E

          5.7. COUNTERPARTS. This Amendment may be executed in any number of counterparts, and any party hereto may execute one or more such counterparts, all of which shall constitute one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

                           (Signature Page To Follow)

                                                                       EXHIBIT E

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed at Chicago, Illinois as of the date first written above.


                                        CRL, INC.


                                        By:
                                           -----------------------------------
                                           Title:
                                                 -----------------------------



                                        THE NORTHERN TRUST COMPANY


                                        By:
                                           -----------------------------------
                                           Title:
                                                 -----------------------------

                                                                       EXHIBIT F

                                PLEDGE AGREEMENT
                          DATED AS OF FEBRUARY 28, 2001


     This Pledge Agreement (as modified from time to time, this "Agreement") has been executed by Wallace E. Carroll, Jr., an individual ("Debtor"), as debtor, in favor of THE NORTHERN TRUST COMPANY, an Illinois banking corporation, as secured party and pledgee (together with any successor, assign or subsequent holder, "Secured Party"), with its main banking office at 50 South LaSalle Street, Chicago, Illinois 60675.

                                   WITNESSETH:

     WHEREAS, pursuant to that certain Amended and Restated Revolving Credit Agreement dated as of December 9, 1993 (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement") by and between CRL, Inc. (together with its successors and assigns, "Borrower") and Secured Party, Secured Party has agreed, subject to certain conditions precedent, to make loans and other financial accommodations to the Borrower from time to time;

     WHEREAS, the Debtor is a shareholder of Borrower and will derive both direct and indirect economic benefit from the loans and other financial accommodations made to Borrower under the Credit Agreement; and

     WHEREAS, Secured Party has required, as a condition to it entering into the Eighth Amendment to the Credit Agreement dated the date hereof, that Debtor execute and deliver the Guaranty and this Agreement;

     NOW THEREFORE, for and in consideration of the foregoing and of any financial accommodations or extensions of credit (including, without limitation, any loan or advance by renewal, refinancing or extension of the agreements described hereinabove or otherwise) heretofore, now or hereafter made to or for the benefit of Borrower pursuant to the Credit Agreement or any other agreement, instrument or document executed pursuant to or in connection therewith, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Debtor agrees as follows:

     1.   DEFINITIONS. As used in this Agreement:

          1.1. Unless otherwise defined herein or in the Credit Agreement, all capitalized terms shall have the meanings as used in the Uniform Commercial Code as in effect in the State of Illinois from time to time.

          1.2. "Guarantor" means any person or entity, or any persons or entities severally, now or hereafter guarantying payment or collection of all or any part of the Liabilities (as hereinafter defined).

          1.3. "Guaranty" means that certain Guaranty dated the date hereof executed by Debtor in favor of Secured Party guarantying the obligations of Borrower under the Credit Agreement, as the same may be amended, modified or replaced.

                                                                       EXHIBIT F


          1.4. "Prime Rate" means that floating rate of interest per year announced from time to time by Secured Party called its prime rate, which at any time may not be the lowest rate charged by Secured Party, computed for the actual number of days elapsed on the basis of a year of 360 days.

     2. PLEDGE. Debtor hereby assigns, pledges, hypothecates, delivers, sets over and transfers to Secured Party and grants to Secured Party a continuing security interest in the following, in each case whether certificated or uncertificated, whether now owned or hereafter acquired, wherever located (any or all of such, the "Guarantor Pledged Collateral" or "Collateral"):

          2.1. those certain shares of stock listed on Schedule 1 attached hereto, as such schedule may change from time to time, along with (i) all stock powers and stock certificates thereto and (ii) all replacements, substitutions, dividends, cash, warrants, options and other property from time to time received, receivable or otherwise distributed in respect or in exchange of any or all of such shares; and

          2.2. with respect to the foregoing, all products and proceeds thereof, including without limitation insurance proceeds and payments under the Securities Investor Protection Act of 1970, as amended.

     3. LIABILITIES. The Collateral shall secure the payment and performance of the following (collectively referred to as the "Liabilities"): (a) the Liabilities as that term is defined in the Guaranty; (b) all liabilities and obligations of Debtor under this Agreement or in connection herewith; and (c) all agreements relating to any of the foregoing. This Agreement shall continue and remain in effect notwithstanding that at any particular time there may be no Liabilities outstanding.

     4.   REPRESENTATIONS.

          4.1. Debtor hereby represents and warrants to Secured Party that:

          (a) Debtor has capacity to enter into and perform its obligations under the Guaranty and hereunder.

          (b) The execution, delivery and performance of the Guaranty and this Agreement have received any and all necessary governmental approval, and do not and will not contravene or conflict with any provision of law or any agreement affecting Debtor or his property, except for that certain Stock Voting and Tender Agreement by and among KKTY Holding Company, L.L.C. ("KKTY") and the Shareholders named therein dated as of March 29, 2001 (the "Stock Voting Agreement").

          (c) There has been no material adverse change in the financial condition, properties or assets of Debtor since the date of the latest financial statements provided on behalf of Debtor to Secured Party.

          (d) The Collateral is duly and validly authorized and issued, non-assessable, fully paid and paid for, issued and outstanding, and Debtor is the legal and equitable owner of

                                                                       EXHIBIT F

     the Collateral, with the right to pledge, assign and deliver the Collateral to secure the Liabilities and do or cause to be done all other actions provided for or referenced in this Agreement or any related document or instrument, free and clear of all liens, claims, encumbrances and security interests of any nature except any in favor of Secured Party and to KKTY under the Stock Voting Agreement.

          (e) Except as provided in Section 19 of this Agreement with respect to the shares of stock of Katy Industries, Inc. only, the Securities Act (as defined hereinafter) and state securities laws affecting the offering and sale by Persons such as Secured Party of securities such as the Collateral and the reporting of a sale of the Collateral by Debtor in filings required under Section 13(d) and 16(a) of the Securities and Exchange Act of 1934, as amended, with the Securities and Exchange Commission, sale of the Collateral by Secured Party is not prohibited or regulated by any federal or state law or regulation or any agreement binding upon Debtor, and requires no registration or filing with, or consent or approval of, any governmental body, regulatory authority or securities exchange.

          (f) No financing statement, notice of judgment, or any similar instrument (unless filed on behalf of Secured Party) covering any of the Collateral is on file in any public office.

          4.2. The request or application by Borrower or Debtor for any Liability secured hereby shall be a representation and warranty by Debtor as of the date of such request or application that: (i) no Event of Default or Unmatured Event of Default (in each case as defined herein) has occurred or is continuing as of such date; and (ii) Debtor's representations and warranties herein are true and correct as of such date as though made on such date.

     5. DEPOSITORIES. Without limiting any other provision hereof, Secured Party may at its option from time to time transfer, or cause the bailee ("Bailee") to transfer, the Collateral into a "pledge position" at any depository now or hereafter holding the Collateral, and do or cause to be done, execute (or cause to be executed) such other documents, and take (or cause to be taken) such other actions as Secured Party may deem reasonably necessary or appropriate in connection therewith.

                                                                       EXHIBIT F

     6.   APPOINTMENT OF SUB-AGENTS; REGISTRATION IN NOMINEE NAME.

          6.1. The Secured Party shall have the right to appoint one or more sub-agents for the purpose of retaining physical possession of any certificates or instruments representing or evidencing the Collateral, which may be held (in the discretion of Secured Party) in the name of Secured Party or any nominee or nominees of Secured Party or a sub-agent appointed by Secured Party. In addition, Secured Party shall at all times have the right to exchange certificates or instruments representing or evidencing Collateral for certificates or instruments of smaller or larger denominations for any purpose consistent with its performance of this Agreement.

          6.2. For the better perfection of Secured Party's rights in and to the Collateral and to facilitate implementation of such rights, Debtor shall, upon written request of Secured Party, cause all the certificates, notes, documents and other instruments evidencing, representing or otherwise comprising the Collateral to be registered or otherwise put into the name of Secured Party or a nominee or nominees of Secured Party subject only to the revocable voting rights specified herein and the right of Debtor to receive dividends and interest payments as provided herein.

          6.3. Debtor hereby consents and agrees that the issuers of, or any depository, registrar, transfer agent or similar party for any of, the Collateral shall be entitled to accept the provisions hereof as conclusive evidence of the right of Secured Party to effect any transfer pursuant hereto, notwithstanding any notice or direction to the contrary heretofore or hereafter given by Debtor or any other person to any such issuer or any such depository, registrar, transfer agent or similar party; provided, however, until an Event of Default or an Unmatured Event of Default shall have occurred and be continuing, Secured Party acknowledges and agrees to the terms of the Stock Voting Agreement regarding transfers.

     7. VOTING RIGHTS. Upon the occurrence and during the continuance of an Event of Default, any and all voting or similar rights with respect to the Collateral shall be exercisable only by Secured Party, and the Stock Voting Agreement shall have no force and effect upon Secured Party.

     8. COVENANTS OF PLEDGOR. Debtor agrees that so long as this Agreement remains in effect, he will:

          8.1. Promptly deliver any cash, securities or other property received with respect to the Collateral, whether as proceeds of the disposition thereof, dividends with respect thereto, or otherwise, to be held by Secured Party as Collateral; provided, that all proceeds received in connection with the tender of the Collateral pursuant to the Stock Voting Agreement shall be immediately applied to the obligations of Borrower under the Credit Agreement. NOTWITHSTANDING THE FOREGOING, UNTIL SECURED PARTY NOTIFIES DEBTOR TO THE CONTRARY OR AN EVENT OF DEFAULT (AS DEFINED BELOW) OCCURS, DEBTOR MAY CONTINUE TO RECEIVE REGULAR CASH DIVIDENDS AND INTEREST PAYMENTS ON THE COLLATERAL AND, AFTER RECEIPT THEREOF, SUCH DIVIDENDS AND INTEREST PAYMENTS SHALL NOT BE DEEMED COLLATERAL UNDER THIS AGREEMENT.

                                                                       EXHIBIT F

          8.2. Defend the Collateral against the claims and demands of all persons other than Secured Party and promptly pay all taxes, assessments, and charges upon the Collateral which are not being contested in good faith by Debtor and for which adequate reserves are being maintained, and not sign (or permit to be signed) any documents creating or perfecting a lien upon or a security interest in any of the Collateral except in favor of Secured Party, or otherwise create, suffer, or permit to exist any liens or security interests upon any Collateral other than in favor of Secured Party.

          8.3. Keep at his address for notices set forth under or opposite his signature hereto his records concerning the Collateral, which records shall be of such character as will enable Secured Party to determine at any time the status of the Collateral; furnish to Secured Party such information concerning the Collateral as Secured Party may from time to time reasonably request; and permit Secured Party from time to time during normal business hours, upon reasonable notice, to inspect, audit, and make copies of, and extracts from, all records and all other papers in the possession of Debtor pertaining to the Collateral.

          8.4. Make appropriate entries upon his financial statements disclosing Secured Party's security interest in the Collateral.

          8.5. Provide to Secured Party from time to time such financial statements of and other information concerning the Collateral and Debtor as Secured Party shall reasonably request.

          8.6. Except if and to the extent specifically permitted by this Agreement and the Stock Voting Agreement, not sell, transfer, grant an option or similar right with respect to, or otherwise dispose of, or agree to dispose of, any Collateral or any interest therein.

     9. EVENTS OF DEFAULT. The occurrence of any of the following shall constitute an "Event of Default":

          9.1. there shall occur an Event of Default or Default under the Credit Agreement (as such terms are defined in the Credit Agreement); or

          9.2. there shall be any levy, judicial seizure, or attachment of any of the Collateral.

     10.  DEFAULT REMEDIES.

          10.1. Notwithstanding any provision of any document or instrument evidencing or relating to any Liability, upon the occurrence and during the continuance of any Event of Default specified in Section 8.1 of the Credit Agreement, Secured Party at its option may declare the Liabilities immediately due and payable without notice or demand of any kind (provided that, upon the occurrence of any Event of Default specified in Section 8.1(g) of the Credit Agreement, the Liabilities shall be immediately and automatically due and payable without action of any kind on the part of Secured Party). Upon the occurrence and during the continuance of any Event of Default, Secured Party may exercise any rights and remedies under this Agreement, the Credit Agreement, the Guaranty, any related document or instrument (including without limitation any pertaining to Collateral), and at law or in equity.

                                                                       EXHIBIT F

          10.2. If any Event of Default shall have occurred and be continuing, then, in addition to having the right to exercise any rights and remedies of a secured party upon default under the Uniform Commercial Code in effect in the State where the main banking office of Secured Party or any Collateral is located, Secured Party may, in its sole discretion:

          (a) without being required to give any prior notice to Debtor apply the cash (if any) then held by it hereunder, toward the Liabilities in such order as Secured Party shall determine in its sole discretion; and

          (b) if there shall be no such cash or the cash so applied shall be insufficient to pay all obligations in full, sell the Collateral, or any part thereof, at any public or private sale, for cash, upon credit or for future delivery, as Secured Party shall reasonably deem appropriate. The Secured Party shall be authorized at any such sale (to the extent it deems it advisable to do so, in its sole discretion) to restrict the prospective bidders or purchasers to persons who will represent and agree that they are purchasing the Collateral then being sold for their own account for investment and not with a view to the distribution or resale thereof, and upon consummation of any such sale Secured Party shall have the right to assign, transfer and deliver to the purchaser(s) thereof the Collateral so sold. Each such purchaser at any such sale shall hold the property sold absolutely free from any claim or right on the part of Debtor, and Debtor hereby waives (to the extent permitted by law) all rights of redemption, stay and/or appraisal which it now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted. To the extent that notice of sale shall be required to be given by law, Secured Party shall give Debtor at least ten days' written notice of Secured Party's intention to make any such public or private sale or sales. Secured Party shall not be obligated to make any sale of Collateral if it shall determine not to do so, regardless of the fact that notice of sale of Collateral may have been given. Secured Party may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by Secured Party until the sale price is paid by the purchaser thereof, but Secured Party shall not incur any liability in case any such purchaser shall fail to take up and pay for the Collateral so sold; in the case of any such failure, such Collateral may be sold again upon like notice. As an alternative to exercising the power of sale herein conferred upon it, Secured Party may proceed by a suit at law or in equity to foreclose this Agreement and to sell the Collateral, or any portion thereof, pursuant to a judgment or decree of a court of competent jurisdiction. The proceeds of sale of Collateral sold pursuant hereto shall be applied by Secured Party in such order as it shall determine.

          10.3. Secured Party may, by written notice to Debtor, at any time and from time to time, waive any Event of Default or "Unmatured Event of Default" (as defined below), which shall be for such period and subject to such conditions as shall be specified in any such notice. In the case of any such waiver, Secured Party and Debtor shall be restored to their former position and rights hereunder, and any Event of Default or Unmatured Event of Default so waived shall be deemed to be cured and not continuing; but no such waiver shall extend to or impair any subsequent or other Event of Default or Unmatured Event of Default. No failure to

                                                                       EXHIBIT F

exercise, and no delay in exercising, on the part of Secured Party of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of Secured Party herein provided are cumulative and not exclusive of any rights or remedies provided by law. "Unmatured Event of Default" means any event or condition which would become an Event of Default with notice or the passage of time or both.

     11. POWERS OF SECURED PARTY. Secured Party may, from time to time, at its option (but shall have no duty to):

          11.1. perform any agreement of Debtor hereunder that Debtor shall have failed to perform;

          11.2. take any other action which Secured Party reasonably deems necessary or desirable for the preservation of the Collateral or Secured Party's interest therein and the carrying out of this Agreement, including without limiting the generality of the foregoing: (i) any action to collect or realize upon the Collateral; (ii) the discharge of taxes, liens, security interests or other encumbrances at any time levied or placed on the Collateral; (iii) the discharge or keeping current of any obligation of Debtor having effect on the Collateral; or (iv) subject to Section 8(a) hereof, receiving, endorsing and collecting all checks and other orders for the payment of money made payable to Debtor representing any dividend, interest payment or other distribution payable or distributable in respect of the Collateral or any part thereof, and to give full discharge for the same;

          11.3. file, or cause to be filed, photocopies or carbon copies of any financing statement respecting any right of Secured Party in the Collateral, and any such photocopy or carbon copy of the signature of Debtor on such photocopy or carbon copy shall be deemed an original for purposes of such filing. Debtor hereby authorizes Secured Party to sign financing statements on Debtor's behalf to be filed in all jurisdictions in which such authorization is permitted and Secured Party shall endeavor to provide Debtor a copy of any such filing; and

          11.4. (without limiting any other provision hereof) in its discretion request that any uncertificated securities or deposits constituting Collateral hereunder be delivered to it in definitive form. Upon receipt of such request from Secured Party, Debtor will immediately take all reasonable steps (including, without limitation, the payment by Debtor of all costs and expenses of issuance and transfer) required to cause such uncertificated securities or deposits to be issued and delivered in definitive form to Secured Party, together with any and all documents (executed in blank) required to effect the transfer of definitive securities or deposits in definitive form to Secured Party. The parties expressly agree that such securities or deposits when issued in definitive form shall continue to constitute Collateral for purposes of this Agreement.

Debtor hereby appoints Secured Party as Debtor's attorney-in-fact, which appointment is and shall be deemed to be irrevocable and coupled with an interest, for purposes of performing acts and signing and delivering any agreement, document, or instrument, on behalf of Debtor in accordance with this
Section 11. Debtor immediately will reimburse Secured Party for all reasonable expenses so incurred by Secured Party, together with interest thereon at 3% in addition to the Prime Rate.

                                                                       EXHIBIT F

     12. FURTHER ASSURANCES. Debtor agrees to do (or cause to be done) such further acts and things, and to execute and deliver (or cause to be executed and delivered) such additional conveyances, assignments, agreements, and instruments, as Secured Party may at any time reasonably request in connection with the administration or enforcement of this Agreement or related to the Collateral or any part thereof or in order better to assure and confirm unto Secured Party its rights, powers and remedies hereunder.

     13.  [RESERVED]

     14. OBLIGATIONS UNCONDITIONAL; WAIVER OF DEFENSES. Debtor irrevocably agrees that no fact or circumstance whatsoever which might at law or in equity constitute a discharge or release of, or defense to the obligations of, a guarantor or surety shall limit or affect any obligations of Debtor under this Agreement or any document or instrument executed in connection herewith. Without limiting the generality of the foregoing:

          14.1. Secured Party may at any time and from time to time, without notice to Debtor, take any or all of the following actions without affecting or impairing the liability of Debtor on this Agreement:

          (a)  renew or extend time of payment of the Liabilities;

          (b) accept, substitute, release or surrender any security for the Liabilities; and

          (c) release any person primarily or secondarily liable on the Liabilities (including without limitation Borrower, any indorser, and any Guarantor).

          14.2. No delay in enforcing payment of the Liabilities, nor any amendment, waiver, change, or modification of any terms of any document or instrument which evidences or is given in connection with the Liabilities, shall release Debtor from any obligation hereunder. The obligations of Debtor under this Agreement are and shall be primary, continuing, unconditional and absolute (notwithstanding that at any time or from time to time all of the Liabilities may have been paid in full), irrespective of the value, genuineness, regularity, validity or enforceability of any documents or instruments respecting or evidencing the Liabilities. In order to hold Debtor liable or exercise rights or remedies hereunder, there shall be no obligation on the part of Secured Party, at any time, to resort for payment to Borrower or any Guarantor or to any other security for the Liabilities. Secured Party shall have the right to enforce this Agreement irrespective of whether or not other proceedings or steps are being taken against any other property securing the Liabilities or any other party primarily or secondarily liable on any of the Liabilities.

          14.3. Debtor irrevocably waives presentment, protest, demand, notice of dishonor or default, notice of acceptance of this Agreement, notice of any loans made, extensions granted or other action taken in reliance hereon, and, except as otherwise expressly provided herein, all demands and notices of any kind in connection with this Agreement or the Liabilities.

          14.4. So long as this Agreement remains in effect or any Liabilities are outstanding, Debtor waives any claim or other right which Debtor might now have or hereafter acquire against Borrower or any other person primarily or contingently liable on the Liabilities

                                                                       EXHIBIT F

(including without limitation any maker, indorser or Guarantor) or that arises from the existence or performance of Debtor's obligations under this Agreement, including without limitation any right of subrogation, reimbursement, exoneration, contribution, indemnification, or participation in any claim or remedy of Secured Party against Borrower or any other collateral security for the Liabilities, which Secured Party now has or hereafter acquires, however arising.

     15. SECURED PARTY MAY ALSO BE BAILEE OR TRUSTEE. Debtor hereby irrevocably waives, releases and forever relinquishes any claim or right of any nature whatsoever based upon the fact that Bailee or a trustee of any Debtor, Borrower or Guarantor which is a trust is or may be Secured Party itself or a direct or indirect parent, subsidiary or affiliate of Secured Party, and hereby irrevocably consents to any such circumstance. The rights and powers of Secured Party shall not in any way be restricted by reason of any such present or future circumstance.

     16. NOTICES. All notices, requests and demands to or upon the respective parties hereto shall be deemed to have been given or made when deposited in the mail, postage prepaid, addressed if to Secured Party to its main banking office indicated above (Attention: Division Head), and if to Debtor to its address set forth below, or to such other address as may be hereafter designated in writing by the respective parties hereto or, as to Debtor, may appear in Secured Party's records.

     17. MISCELLANEOUS. This Agreement and any document or instrument executed in connection herewith shall be governed by and construed in accordance with the internal law of the State of Illinois, and shall be deemed to have been executed in such State. Unless the context requires otherwise, wherever used herein the singular shall include the plural and vice versa, and the use of one gender shall also denote the others. Captions herein are for convenience of reference only and shall not define or limit any of the terms or provisions hereof; references herein to Sections or provisions without reference to the document in which they are contained are references to this Agreement. This Agreement shall bind Debtor, his heirs, trustees (including without limitation successor and replacement trustees), executors, personal representatives, successors and assigns, and shall inure to the benefit of Secured Party, its successors and assigns, except that Debtor may not transfer or assign any of his rights or interest hereunder without the prior written consent of Secured Party. Debtor agrees to pay upon demand all reasonable expenses (including without limitation reasonable attorneys' fees, legal costs and expenses, and time charges of attorneys who may be employees of Secured Party, in each case whether in or out of court, in original or appellate proceedings or in bankruptcy) incurred or paid by Secured Party or any holder hereof in connection with the enforcement or preservation of its rights hereunder or under any document or instrument executed in connection herewith.

     18. WAIVER OF JURY TRIAL, ETC. DEBTOR HEREBY IRREVOCABLY AGREES THAT, SUBJECT TO SECURED PARTY'S SOLE AND ABSOLUTE ELECTION, ALL SUITS, ACTIONS OR OTHER PROCEEDINGS WITH RESPECT TO, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY DOCUMENT OR INSTRUMENT EXECUTED IN CONNECTION HEREWITH SHALL BE SUBJECT TO LITIGATION IN COURTS HAVING SITUS WITHIN OR JURISDICTION OVER COOK COUNTY, ILLINOIS. DEBTOR HEREBY CONSENTS AND SUBMITS TO THE JURISDICTION OF ANY LOCAL, STATE OR FEDERAL COURT LOCATED IN OR HAVING JURISDICTION OVER SUCH COUNTY, AND HEREBY IRREVOCABLY

                                                                       EXHIBIT F

WAIVES ANY RIGHT HE MAY HAVE TO REQUEST OR DEMAND TRIAL BY JURY, TO TRANSFER OR CHANGE THE VENUE OF ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT BY SECURED PARTY IN ACCORDANCE WITH THIS PARAGRAPH, OR TO CLAIM THAT ANY SUCH PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

     19. SPECIAL PROVISIONS REGARDING CONTROL AND/OR RESTRICTED STOCK PERTAINING TO RULE 144.

          19.1. For purposes of this Section 19, "Related Person" means, from time to time:

          (a) any relative or spouse of Debtor or any relative of any such relative or spouse, who has the same home as Debtor;

          (b)  any trust or estate in which Debtor or any person mentioned in
     (i) collectively owns ten percent (10%) or more of the total beneficial interest or of which any of such persons serve as trustee, executor or in any similar capacity; and

          (c) any corporation or other organization (other than Katy Industries, Inc., hereinafter referred to as the "Issuer") in which Debtor or any person mentioned in (i) is the beneficial owner collectively of ten percent (10%) or more of any class of equity securities or ten percent (10%) or more of the equity interest.

          19.2. Debtor represents and warrants that:

          (a) Debtor is the legal, equitable and beneficial owner of 182,358 shares of the common stock ("Debtor's Shares") of the Issuer, which includes the stock pledged as Collateral, free and clear of all liens, claims and encumbrances other than in favor of Secured Party and a pledge of 3,000 of Debtor's Shares to the Issuer. As of April 23, 2001, Debtor's Shares comprised approximately 2.17% of all outstanding shares of common stock of the Issuer.

          (b) The Related Persons are the legal, equitable and beneficial owners of 2,921,647 shares of the common stock ("Related Persons' Shares") of the Issuer. The Related Persons' Shares comprises approximately 35% of all outstanding shares of common stock of the Issuer as of April 23, 2001.

          (c) Except for the Stock Voting Agreement, there are no stockholder agreements or other restrictions on, or laws, rules or regulations prohibiting or limiting, the sale or other disposition of Debtor's Shares other than restrictions under the Securities Act (including the type of restriction which can be removed by compliance with Securities and Exchange Commission Rule 144 ("Rule 144")) and state securities laws affecting the offering and sale by Persons such as Secured Party of securities such as the Debtor's Shares.

          19.3. Debtor agrees to take or cause to be taken such actions, and to execute and deliver or cause to be executed and delivered such documents and instruments, all at Debtor's

                                                                       EXHIBIT F

expense, as Secured Party may deem reasonably necessary or appropriate from time to time to cause a sale of the Collateral in compliance with Rule 144; Debtor also irrevocably authorizes Secured Party to take or cause to be taken such actions, and execute and deliver or cause to be executed and delivered such documents and instruments, on Debtor's behalf.

          19.4. Except as contemplated by the Stock Voting Agreement, Debtor agrees not to sell or otherwise dispose of, and not to permit any Related Person to sell or otherwise dispose of, other than by gift to a person who is not a Related Person or an "affiliate" (as defined in Rule 144), Debtor's Shares and/or Related Persons' Shares with a value in excess of $250,000 in the aggregate during any calendar year.

          19.5. Debtor agrees to provide, or cause to be provided, to Secured Party such information and copies of documents as Secured Party may reasonably request concerning the amount, manner and other aspects of sales or other dispositions of Debtor's Shares or Related Persons' Shares of any nature whatsoever

          19.6. As to any matter covered by or related to this Section 19, and without limiting Secured Party's rights under other terms of this Agreement, and after an Event of Default without regard to the Stock Voting Agreement, Debtor, for himself and his heirs, successors, personal representatives and assigns, hereby irrevocably grants Secured Party a power of attorney, with full power of substitution, to take actions and execute and deliver documents and instruments, in Debtor's name, place and stead, which power of attorney shall be deemed coupled with an interest. Debtor hereby ratifies all that Secured Party shall do, execute or deliver in accordance with such power of attorney.

          19.7. Whenever the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act"), and/or under any state securities law and the registration form to be used may be used for the registration of Debtor's Shares, Debtor shall use his reasonable best efforts to cause the Issuer to include Debtor's Shares in such registration. In connection with any such registration, (i) Debtor shall be responsible for all reasonable fees and expenses in connection with such registration (including for payment of Secured Party's reasonable expenses (including, without limitation, reasonable attorneys' fees) in connection with such registration), (ii) Debtor shall gives his full cooperation by doing such acts and providing such documents, statements and notices as reasonably required to give effect to the registration, (iii) Debtor shall provide copies of all documents, reports, statements and notices given to or received by the Debtor in connection with such registration to the Secured Party and (iv) Debtor shall indemnify Secured Party for any and all losses, claims, damages or liabilities that arise out of or are based upon any false statement or omission of facts or violation of any securities laws by Debtor or the Issuer in connection with the registration of any of Debtor's Shares.

                            [Signature page follows]

                                                                       EXHIBIT F


     IN WITNESS WHEREOF, Debtor has executed this Pledge Agreement as of the date first above written.



                                        -------------------------------------
                                        Wallace E. Carroll, Jr., individually

                                        Address: c/o CRL, Inc.
                                                 6300 South Syracuse Way
                                                 Suite 300
                                                 Englewood, Colorado  80111

                                                                       EXHIBIT G

                                    GUARANTY


     This GUARANTY (this "Guaranty") is made as of February 28, 2001 by Wallace
E. Carroll, Jr., an individual (the "Guarantor"), in favor of The Northern Trust Company, an Illinois banking corporation with its main banking office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "Bank"), under the Credit Agreement (as defined below). Unless otherwise defined herein, each capitalized term used herein shall have the meaning given to such term in the Credit Agreement.

                                   WITNESSETH:

     WHEREAS, pursuant to that certain Amended and Restated Revolving Credit Agreement dated as of December 9, 1993 (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement") by and between CRL, Inc. (together with its successors and assigns, the "Debtor") and the Bank, the Bank has agreed, subject to the terms and conditions therein, to make Loans and other financial accommodations to the Debtor from time to time;

     WHEREAS, the Guarantor is a shareholder of the Debtor and will derive both direct and indirect economic benefit from the Loans and other financial accommodations made to the Debtor under the Credit Agreement; and

     WHEREAS, the Bank has required, as a condition to it entering into the Eighth Amendment to the Credit Agreement dated the date hereof, that the Guarantor execute and deliver this Guaranty;

     NOW THEREFORE, for and in consideration of the foregoing and of any financial accommodations or extensions of credit (including, without limitation, any loan or advance by renewal, refinancing or extension of the agreements described hereinabove or otherwise) heretofore, now or hereafter made to or for the benefit of the Debtor pursuant to the Credit Agreement or any other agreement, instrument or document executed pursuant to or in connection therewith, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Guarantor agrees as follows:

     1. GUARANTY OF PAYMENT. The Guarantor hereby unconditionally guarantees the full and prompt payment when due, whether by acceleration or otherwise, and at all times thereafter, of all obligations of the Debtor to the Bank pursuant to the terms of the Credit Agreement, howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, or now or hereafter existing, or due or to become due (all such obligations, together with any extensions or renewals thereof, being hereinafter collectively called the "Liabilities"), and the Guarantor further agrees to pay all reasonable expenses (including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Bank) and legal expenses) paid or incurred by the Bank in endeavoring to collect the Liabilities, or any part thereof, and in enforcing this Guaranty. The right of recovery against the Guarantor is unlimited.

                                                                       EXHIBIT G

     2. PRIMARY LIABILITY OF THE GUARANTOR. The Guarantor agrees that this Guaranty may be enforced by the Bank without the necessity at any time of resorting to or exhausting any other security or collateral. This is a guaranty of payment and not merely of collection.

     3. ACCELERATION OF THE TIME OF PAYMENT OF AMOUNT PAYABLE UNDER GUARANTY. The Guarantor agrees that, in the event of the death, incompetency, dissolution or insolvency of the Debtor or the Guarantor, as applicable, or the inability of the Debtor or the Guarantor to pay its or his, as the case may be, debts as they mature, or an assignment by the Debtor or the Guarantor for the benefit of creditors, or the institution of any proceeding by or against the Debtor or the Guarantor alleging that the Debtor or the Guarantor is insolvent or unable to pay its or his, as the case may be, debts as they mature, and if such event shall occur at a time when any of the Liabilities may not then be due and payable, the Guarantor will pay to the Bank forthwith the full amount which would be payable hereunder by the Guarantor if all of the Liabilities were then due and payable.

     4. SECURITY INTEREST IN DEPOSITS AND OTHER PROPERTY. To secure all obligations of the Guarantor hereunder, the Bank shall have a lien upon and security interest in (and may, without demand or notice of any kind, at any time and from time to time when any amount shall be due and payable by the Guarantor hereunder, appropriate and apply toward the payment of such amount, in such order of application as the Bank may elect) any and all balances, credits, deposits (general or special, time or demand, provisional or final), accounts or moneys of or in the name of the Guarantor now or hereafter with the Bank and any and all property of every kind or description of or in the name of the Guarantor now or hereafter, for any reason or purpose whatsoever, in the possession or control of, or in transit to, the Bank or any agent or bailee for the Bank. All obligations of the Guarantor shall also be secured by any and all other property in which the Bank now or hereafter has a lien or security interest and which may be or become collateral for the payment of such obligations by reason of the general description of secured obligations contained in the security agreement or other agreement or instrument, creating such lien or security interest, including the Guarantor Pledge Agreement.

     5. CONTINUING GUARANTY. This Guaranty shall in all respects be a continuing, absolute and unconditional guaranty, and shall remain in full force and effect (notwithstanding, without limitation, the death or incompetency of the Guarantor or that at any time or from time to time all of the Liabilities may have been paid in full), subject to discontinuance as to the Guarantor only upon actual receipt by the Bank of payment in full of the Liabilities.

     6. RESCISSION OR RETURN OF PAYMENT ON LIABILITIES. The Guarantor further agrees that, if at any time all or any part of any payment theretofore applied by the Bank to any of the Liabilities is or must be rescinded or returned by the Bank for any reason whatsoever (including, without limitation, the insolvency, bankruptcy or reorganization of the Debtor), such Liabilities shall, for the purposes of this Guaranty, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Bank, and this Guaranty shall continue to be effective or be reinstated, as the case may be, as to such Liabilities, all as though such application by the Bank had not been made.

     7. BANK PERMITTED TO TAKE CERTAIN ACTIONS. The Bank may, from time to time (but shall not be obligated to), before any discontinuance of this Guaranty, at its sole discretion and

                                                                       EXHIBIT G

without notice to the Guarantor, take any or all of the following actions: (a) retain or obtain a security interest in any property of any person to secure any of the Liabilities or any obligation hereunder; (b) retain or obtain the primary or secondary obligation of any obligor or obligors, in addition to the Guarantor, with respect to any of the Liabilities; (c) extend or renew for one or more periods (whether or not longer than the original period), alter or exchange any of the Liabilities, or release or compromise any obligation of the Guarantor or any obligation of any nature of any other obligor with respect to any of the Liabilities; (d) release its security interest in, or surrender, release or permit any substitution or exchange for, all or any part of any property securing any of the Liabilities or any obligation hereunder, or extend or renew for one or more periods (whether or not longer than the original period) or release, compromise, alter or exchange any obligations of any nature of any obligor with respect to any such property; and (e) resort to the Guarantor for payment of any of the Liabilities, whether or not the Bank (i) shall have resorted to any property securing any of the Liabilities or any obligation hereunder or (ii) shall have proceeded against any other obligor primarily or secondarily obligated with respect to any of the Liabilities (all of the actions referred to in preceding clauses (i) and (ii) being hereby waived by the Guarantor).

     8. APPLICATION OF PAYMENTS. Any amounts received by the Bank from whatsoever source on account of the Liabilities may be applied by it toward the payment of such of the Liabilities, and in such order of application, as the Bank may from time to time elect.

     9. SUBROGATION. Until such time as this Guaranty shall have been discontinued as to the Guarantor and the Bank shall have received payment of the full amount of all of the Liabilities and of all obligations of the Guarantor, no payment made by or for the account of the Guarantor pursuant to this Guaranty shall entitle the Guarantor by subrogation or otherwise to any payment by the Debtor or from or out of any property of the Debtor, and the Guarantor shall not exercise any right or remedy against the Debtor or any property of the Debtor by reason of any performance by the Guarantor of this Guaranty.

     10. WAIVER OF NOTICE AND OTHER MATTERS. The Guarantor waives: (a) notice of the acceptance by the Bank of this Guaranty; (b) notice of the existence or creation or non-payment of all or any of the Liabilities; (c) presentment, demand, notice of dishonor, protest, and all other notices whatsoever; and (d) all diligence in collection or protection of or realization upon the Liabilities or any thereof, any obligation hereunder, or any security for or guaranty of any of the foregoing.

     11. ASSIGNMENT OF LIABILITIES. The Bank may, from time to time, whether before or after any discontinuance of this Guaranty, without notice to the Guarantor, assign or transfer any or all of the Liabilities or any interest therein; and, notwithstanding any such assignment or transfer or any subsequent assignment or transfer thereof, such Liabilities shall be and remain Liabilities for the purposes of this Guaranty, and each and every immediate and successive assignee or transferee of any of the Liabilities or of any interest therein shall, to the extent of the interest of such assignee or transferee in the Liabilities, be entitled to the benefits of this Guaranty to the same extent as if such assignee or transferee were the Bank; provided, however, that, unless the Bank shall otherwise consent in writing, the Bank shall have an unimpaired right, prior and superior to that of any such assignee or transferee, to enforce this Guaranty, for the benefit of the Bank, as to those of the Liabilities which the Bank has not assigned or transferred.

                                                                       EXHIBIT G

     12. INFORMATION CONCERNING DEBTOR; NO RELIANCE ON REPRESENTATIONS BY BANK. The Guarantor hereby warrants to the Bank that the Guarantor now has and will continue to have independent means of obtaining information concerning the affairs, financial condition and business of the Debtor. The Bank shall not have any duty or responsibility to provide the Guarantor with any credit or other information concerning the affairs, financial condition or business of the Debtor which may come into the Bank's possession. The Guarantor has executed and delivered this Guaranty without reliance upon any representation by the Bank with respect to (a) the due execution, validity, effectiveness or enforceability of any instrument, document or agreement evidencing or relating to any of the Liabilities or any loan or other financial accommodation made or granted to the Debtor; (b) the validity, genuineness, enforceability, existence, value or sufficiency of any property securing any of the Liabilities or the creation, perfection or priority of any lien or security interest in such property; or (c) the existence, number, financial condition or creditworthiness of other guarantors or sureties with respect to any of the Liabilities.

     13. WAIVER AND MODIFICATIONS. No delay on the part of the Bank in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Bank of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy; nor shall any modification or waiver of any of the provisions of this Guaranty be binding upon the Bank except as expressly set forth in a writing duly signed and delivered on behalf of the Bank.

     14. OBLIGATIONS UNDER GUARANTY. No action of the Bank permitted hereunder shall in any way affect or impair the rights of the Bank and the obligations of the Guarantor under this Guaranty. For the purposes of this Guaranty, Liabilities shall include all obligations of the Debtor to the Bank as set forth in Section 1 above, notwithstanding any right or power of the Debtor or anyone else to assert any claim or defense as to the invalidity or unenforceability of any such obligation, and no such claim or defense shall affect or impair the obligations of the Guarantor hereunder. The obligations of the Guarantor under this Guaranty shall be absolute and unconditional irrespective of any circumstance whatsoever which might constitute a legal or equitable discharge or defense of the Guarantor. The Guarantor acknowledges that there are no conditions to the effectiveness of this Guaranty.

     15. SUCCESSORS. This Guaranty shall be binding upon the Guarantor, and upon the heirs, legal representatives, successors and assigns of the Guarantor.

     16. JOINT AND SEVERAL OBLIGATION. If more than one party shall guaranty the Liabilities, Guarantor agrees that all such parties, including the Guarantor shall be jointly and severally obligated for the payment of the Liabilities.

     17.  REPRESENTATIONS AND WARRANTIES. The Guarantor warrants that:

          17.1. The Guarantor has the full and absolute power to execute and deliver this Guaranty and to perform his obligations hereunder.

          17.2. The execution and delivery of this Guaranty and the performance by the Guarantor of his obligations hereunder do not and will not conflict with any provision of law or

                                                                       EXHIBIT G

of any agreement binding upon the Guarantor, except for such conflicts which could not have a material adverse effect on the Guarantor.

          17.3. The Guaranty is the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     18.  COVENANTS. The Guarantor agrees to:

          18.1. furnish to the Bank, upon request, updated personal financial statements in a format reasonably acceptable to the Bank, and verification or reasonable means to verify such information;

          18.2. notify the Bank upon incurring or assuming additional indebtedness in excess of $250,000;

          18.3. notify the Bank of any lawsuit over $250,000; and

          18.4. after the date hereof, not transfer any assets in excess of $100,000 in the aggregate to a trust without the prior written consent of the Bank.

     19. LAW. THIS GUARANTY HAS BEEN DELIVERED AT CHICAGO, ILLINOIS, AND SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

     20. SEVERABILITY. Wherever possible, each provision of this Guaranty shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guaranty.

     21. CAPTIONS. Section captions used in this Guaranty are for convenience only, and shall not affect the construction of this Guaranty.

     22. WAIVER OF JURY TRIAL. THE GUARANTOR WAIVES, AND, BY ACCEPTING THIS GUARANTY, THE BANK SHALL BE DEEMED TO WAIVE, ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS (A) UNDER THIS GUARANTY OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR (B) ARISING FROM ANY BANKING RELATIONSHIP EXISTING IN CONNECTION WITH THIS GUARANTY, AND THE GUARANTOR AGREES, AND, BY ACCEPTING THIS GUARANTY, THE BANK SHALL BE DEEMED TO AGREE, THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

                                                                       EXHIBIT G

     23. SUBMISSION TO JURISDICTION. The Bank may enforce any claim arising out of this Guaranty in any state or federal court having subject matter jurisdiction and located in Chicago, Illinois. For the purpose of any action or proceeding instituted with respect to any such claim, the Guarantor hereby irrevocably submits to the jurisdiction of such courts. Nothing herein contained shall preclude the Bank from bringing an action or proceeding in respect hereof in any other country, state or place having jurisdiction over such action. The Guarantor irrevocably waives, to the fullest extent permitted by law, any objection which he may have or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court located in Chicago, Illinois and any claim that any such suit, action or proceeding brought in such court has been brought in an inconvenient forum.

                            [Signature page follows]

                                                                       EXHIBIT G


     IN WITNESS WHEREOF, the Guarantor has signed and delivered this Guaranty as of the date first written above.


                                        ---------------------------------------
                                        Wallace E. Carroll, Jr., individually

                                        Address: c/o CRL, Inc.
                                                 6300 South Syracuse Way
                                                 Suite 30B
                                                 Englewood, Colorado  80111

                                                                       EXHIBIT I


                              FIRST AMENDMENT DATED
                             AS OF DECEMBER 31, 1994
               TO AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT
                          DATED AS OF DECEMBER 9, 1993


     THIS AMENDMENT, dated as of December 31, 1994, is entered into between CRL, INC., a Delaware corporation (the "BORROWER"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "LENDER").

                                   RECITALS:

     A. The Borrower and the Lender have entered into an Amended and Restated Revolving Credit Agreement dated as of December 9, 1993 (said Amended and Restated Revolving Credit Agreement, as amended, shall hereinafter be referred to as the "AGREEMENT"; the terms defined in the Agreement).

     B. The Borrower and the Lender wish to amend the Agreement to extend the Termination Date until December 31, 1995 and to otherwise amend certain provisions of the Agreement.

     C.   Therefore, the parties hereto agree as follows:

     1.   AMENDMENTS TO THE AGREEMENT.

          1.1 SECTION 1.1 OF THE AGREEMENT. The definition of "Termination Date" in SECTION 1.1 of the Agreement is hereby amended as of the date hereof by deleting the date "December 31, 1994" appearing therein and substituting the date "December 31, 1995" therefor.

          1.2 EXHIBIT A TO THE AGREEMENT. EXHIBIT A to the Agreement is hereby amended as of the date hereof to be in the form set forth as EXHIBIT A hereto.

     2. WARRANTIES. To induce the Lender to enter into this Amendment, the Borrower warrants that:

          2.1 AUTHORIZATION. The Borrower is duly authorized to execute and deliver this Amendment and the Replacement Note (as hereinafter defined) and is and will continue to be duly authorized to borrow monies under the Agreement, as amended hereby, and the Replacement Note.

          2.2 NO CONFLICTS. The execution and delivery of this Amendment and the Replacement Note, and the performance by the Borrower of its obligations under the Agreement, as amended hereby, and the Replacement Note, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower.

                                                                       EXHIBIT I

          2.3 VALIDITY AND BINDING EFFECT. The Agreement, as amended hereby, is, and the Replacement note when duly executed and delivered will be, a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement or creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     3.   CONDITIONS PRECEDENT TO AMENDMENTS. The amendments contemplated by
SECTION 1 hereof are subject to the satisfaction of each of the following conditions precedent:

          3.1 DOCUMENTATION. The Borrower shall have delivered to the Lender all of the following, each duly executed and dated the closing date hereof, in form and substance satisfactory to the Lender:

               (a) REPLACEMENT NOTE. A promissory note of the Borrower (the "REPLACEMENT NOTE"), substantially in the form set forth as EXHIBIT A hereto.

          Upon receipt of the Replacement Note, the Lender will: (i) record the aggregate unpaid principal amount of the Note dated December 9, 1993 (the "ORIGINAL NOTE") issued under the Agreement in its records or, at its option, on the schedule attached to the Replacement Note as the aggregate unpaid principal amount of the Replacement Note; (ii) mark the Original Note as replaced by the Replacement Note; and (iii) Return the Original Note to the Borrower upon the Borrower's request. Thereafter, all references in the Agreement and any and all instruments or documents provided for therein or delivered or to be delivered thereunder or in connection therewith to the Original Note shall be deemed references to the Replacement Note. The replacement of the Original Note with the Replacement Note shall not be construed (i) to deem paid or forgiven the unpaid principal amount of, or unpaid accrued interest on, the Original Note outstanding at the time of replacement, or (ii) to release, cancel, terminate or otherwise adversely affect all or any part of any lien, mortgage, deed of trust, assignment, security interest or other encumbrance heretofore granted to or for the benefit of the payee of the Original Note which has not otherwise been expressly released.

               (b) RESOLUTIONS. A copy, duly certified by the secretary or an assistant secretary of the Borrower, of (i) resolutions of the Borrower's Board of Directors authorizing or ratifying the execution and delivery of this Amendment and the Replacement Note and authorizing the borrowings under the Agreement, as amended hereby, (ii) all documents evidencing other necessary corporate action, and (iii) all approvals or consents, if any, with respect to this Amendment and the Replacement Note.

               (c) INCUMBENCY CERTIFICATE. A certificate of the secretary or an assistant secretary of the Borrower certifying the names of the Borrower's officers authorized to sign this Amendment, the Replacement Note and all other documents or certificates to be delivered hereunder, together with the true signatures of such officers.

               (d) OPINION. An opinion of ____________________, counsel to the Borrower, addressed to the Lender, in substantially the form of EXHIBIT B hereto.

                                                                       EXHIBIT I

               (e) CERTIFICATE. A certificate of the president or chief financial officer of the Borrower as to the matters set out in Sections 3.2 and
3.3 hereof.


               (f) PLEDGOR CONSENT. Pledgor shall have evidenced its consent to the terms of this Amendment by signing on the signature page hereof.

               (g) OTHER. Such other documents as the Bank may reasonably request.

          3.2  WARRANTIES. As of the closing date hereof, the warranties in
SECTION 4 of the Agreement and in SECTION 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Agreement.

     4.   GENERAL.

          4.1 EXPENSES. The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment, the Replacement Note and any document required to be furnished therewith.

          4.2 LAW. THIS AMENDMENT AND THE REPLACEMENT NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF ILLINOIS.

          4.3. SUCCESSORS. This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

          4.4 CONFIRMATION OF THE AGREEMENT. Except as amended hereby, the Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

          4.5 REFERENCES TO THE AGREEMENT. Each reference in the Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Agreement in any and all instruments or documents provided for in the Agreement or delivered or to be delivered thereunder or in connection therewith, shall, except where the context otherwise requires, be deemed a reference to the Agreement as amended hereby.

                                                                       EXHIBIT I

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed at Chicago, Illinois by their respective officers thereunto duly authorized as of the date first written above.



                                       CRL, INC.


                                        By:
                                           ----------------------------------
                                           Name
                                           Title: Vice President



                                        THE NORTHERN TRUST COPANY

                                        By:
                                           ----------------------------------
                                           Title:


ACCEPTED and APPROVED as of
December 31, 1994

THE TAFT-PRICE MANUFACTURING COMPANY


By:
   ----------------------------------
Title: Vice President

                                                                       EXHIBIT J

                             SECOND AMENDMENT DATED
                             AS OF DECEMBER 31, 1995
               TO AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT
                          DATED AS OF DECEMBER 9, 1993


     THIS AMENDMENT, dated as of December 31, 1995, is entered into between CRL, INC., a Delaware corporation (the "BORROWER"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "LENDER").

                                    RECITALS:

     A. The Borrower and the Lender have entered into an Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993, as amended on December 31, 1994 (said Amended and Restated Revolving Credit Agreement, as amended, shall hereinafter be referred to as the "AGREEMENT"; capitalized terms defined in the Agreement and not otherwise defined herein shall be used herein as defined in the Agreement).

     B. The Borrower and the Lender wish to amend the Agreement to extend the Termination Date until December 31, 1996 and to otherwise amend certain provisions of the Agreement.

     C.   Therefore, the parties hereto agree as follows:

     1.   AMENDMENTS TO THE AGREEMENT.

          1.1 SECTION 1.1 OF THE AGREEMENT. The definition of "Aggregate Facility Commitment" in SECTION 1.1 of the Agreement is hereby amended as of the date hereof by deleting the dollar amount "$20,000,000" appearing therein and substituting the dollar amount `1$5,000,000" therefor.

          1.2 SECTION 1.1 OF THE AGREEMENT. The definitions of "Change of Control" and "Related Parties" in SECTION 1.1 of the Agreement are hereby amended as of the date hereof by deleting all references to "Lelia Carroll" therein.

          1.3 SECTION 1.1 OF THE AGREEMENT. The definition of "Pledge Agreement" in SECTION 1.1 of the Agreement is hereby amended and restated in its entirety as of the date hereof as follows:

          "`PLEDGE AGREEMENT' means that certain Pledge Agreement, dated as of December 31, 1995, between Borrower and Lender as the same may be amended from time to time."

          1.4 SECTION 1.1 OF THE AGREEMENT. The definition of "Termination Date" in SECTION 1.1 of the Agreement is hereby amended as of the date hereof by deleting the date "December 31, 1995" appearing therein and substituting the date "December 31, 1996" therefor.

          1.5  SECTION 1.1 OF THE AGREEMENT. The definition of "Pledgor" in
SECTION 1.1 of the Agreement is hereby amended in its entirety as of the date hereof as follows:

          "PLEDGOR" means Borrower.

                                                                       EXHIBIT J

          1.6 SECTION 2.6 OF THE AGREEMENT. SECTION 2.6 of the Agreement is hereby amended as of the date hereof by deleting the date "December 31, 1994" appearing therein and substituting the words "Termination Date" therefor.

          1.7 SECTION 4.9 OF THE AGREEMENT. SECTION 4.9 of the Agreement is hereby amended as of the date hereof by deleting everything after the word "foreign" appearing therein and substituting the following therefor:

          ", which could have a material adverse effect on the ability of the Borrower to perform its obligations under the Agreement or the Loan Documents."

          1.8 SECTION 4.15 OF THE AGREEMENT. SECTION 4.15 of the Agreement is hereby amended as of the date hereof by adding the phrase "would impair the ability of the" after the phrase "tender and" the first time it appears therein.

          1.9 SECTION 4.16 OF THE AGREEMENT. SECTION 4.16 of the Agreement is hereby amended as of the date hereof by adding the following before the period therein:

          ", which failure to comply could have a material adverse effect on the ability of the Borrower to perform its obligations under the Agreement or the Loan Documents".

          1.10 SECTIONS 4.17 AND 4.18 OF THE AGREEMENT. SECTIONS 4.17 and 4.18 of the Agreement are hereby deleted as of the date hereof.

          1.11 [RESERVED]

          1.12 SECTION 6.1(a) OF THE AGREEMENT. SECTION 6.1(a) of the Agreement is hereby amended as of the date hereof by deleting the reference to "90 days" appearing therein and substituting "120 days" therefor.

          1.13 [RESERVED]

          1.14 SECTION 7.1 OF THE AGREEMENT. SECTION 7.1 of the Agreement is hereby amended as of the date hereof by adding the following clause to the end of such section:

          "other than the sale, distribution or other disposition of assets in connection with the reorganization of Carroll family assets (including the assets of Borrower) expected to be consummated in the first quarter of calendar 1996 of which Lender has been advised."

          1.15 SECTION 7.4 OF THE AGREEMENT. SECTION 7.4 of the Agreement is hereby amended as of the date hereof by adding the following within the parenthetical appearing therein:

          ", purchase money Liens on the aviation assets of the Borrower, and Liens securing Indebtedness permitted under SECTION 7.5(c)".

          1.16 SECTION 7.5 OF THE AGREEMENT. SECTION 7.5 of the Agreement is hereby amended as of the date hereof by (i) adding the phrase "or the date of any revision of such

                                                                       EXHIBIT J

schedule" after the word "hereof" appearing in clause (b) and (ii) adding the following new CLAUSE (c) to the end of SECTION 7.5:

          (c) Indebtedness of Borrower and its Subsidiaries in an amount not to exceed $5,000,000 which is either unsecured or secured by assets other than those pledged to Lender.

          1.17 SECTIONS 7.7 AND 7.8 OF THE AGREEMENT. SECTIONS 7.7 and 7.8 of the Agreement are hereby deleted as of the date hereof and the following substituted therefor:

                                   "RESERVED"

          1.18 SECTION 8.1(n) OF THE AGREEMENT. SECTION 8.1(n) of the Agreement is hereby amended and restated as of the date hereof in its entirety as follows:

          "SHARE PRICE OF PLEDGED COLLATERAL. The per share price of the Katy stock shall be less than $5.00 per share at any time."

          1.19 SECTION 9.8(a) OF THE AGREEMENT. SECTION 9.8 (a) of the Agreement is hereby amended as of the date hereof by deleting the party to receive copies of the notices to the Borrower and substituting the following:

          Bruce L. Rogers, Esq.
          Hogan & Hartson L.L.P.
          1200 Seventeenth Street, Suite 1500
          Denver, Colorado 80202

          Telecopy:  (303) 899-7333
          Telephone: (303) 899-7300

          1.20 SECTION 9.11 OF THE AGREEMENT. SECTION 9.11 of the Agreement is hereby amended as of the date hereof by deleting it in its entirety and substituting the following therefor:

                                   "RESERVED"

          1.21 EXHIBIT A TO THE AGREEMENT. EXHIBIT A to the Agreement is hereby amended as of the date hereof to be in the form set forth as EXHIBIT A hereto.

          1.22 SCHEDULE 7.5 TO THE AGREEMENT. SCHEDULE 7.5 to the Agreement is hereby amended as of the date hereof to be in the form of SCHEDULE 7.5 hereto.

     2. WARRANTIES. To induce the Lender to enter into this Amendment, the Borrower warrants that:

          2.1 AUTHORIZATION. The Borrower is duly authorized to execute and deliver this Amendment, the Replacement Note (as hereinafter defined) and Pledge Agreement substantially in the form of EXHIBIT B hereto and is and will continue to be duly authorized to borrow monies under the Agreement, as amended hereby, the Pledge Agreement and to perform its obligations under the Agreement, as amended hereby, the Pledge Agreement and the Replacement Note.

                                                                       EXHIBIT J

          2.2 NO CONFLICTS. The execution and delivery of this Amendment, the Pledge Agreement and the Replacement Note, and the performance by the Borrower of its obligations under the Agreement, as amended hereby, the Pledge Agreement and the Replacement Note, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower.

          2.3 VALIDITY AND BINDING EFFECT. The Agreement, as amended hereby, and the Pledge Agreement are, and the Replacement Note when duly executed and delivered will be, a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement or creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     3.   CONDITIONS PRECEDENT TO AMENDMENTS. The amendments contemplated by
SECTION 1 hereof are subject to the satisfaction of each of the following conditions precedent:

          3.1 DOCUMENTATION. The Borrower shall have delivered to the Lender all of the following, each duly executed and dated the closing date hereof, in form and substance satisfactory to the Lender:

               (a) REPLACEMENT NOTE. A promissory note of the Borrower (the "REPLACEMENT NOTE"), substantially in the form set forth as EXHIBIT A hereto.

               Upon receipt of the Replacement Note, the Lender will: (i) record the aggregate unpaid principal amount of the Note dated December 31, 1994 (the "ORIGINAL NOTE") issued under the Agreement in its records or, at its option, on the schedule attached to the Replacement Note as the aggregate unpaid principal amount of the Replacement Note; (ii) mark the Original Note as replaced by the Replacement Note; and (iii) return the Original Note to the Borrower upon the Borrower's request. Thereafter, all references in the Agreement and any and all instruments or documents provided for therein or delivered or to be delivered thereunder or in connection therewith to the Original Note shall be deemed references to the Replacement Note. The replacement of the Original Note with the Replacement Note shall not be construed (i) to deem paid or forgiven the unpaid principal amount of, or unpaid accrued interest on, the Original Note outstanding at the time of replacement, or (ii) to release, cancel, terminate or otherwise adversely affect all or any part of any lien, mortgage, deed of trust, assignment, security interest or other encumbrance heretofore granted to or for the benefit of the payee of the Original Note which has not otherwise been expressly released.

               (b) PLEDGE AGREEMENT. The Pledge Agreement, substantially in the form of EXHIBIT B, duly executed by Borrower together with the Pledged Collateral and stock powers executed in blank. Upon receipt of the Pledge Agreement and Pledged Collateral, the prior Pledge Agreement dated as of December 9, 1993 shall be deemed terminated and the prior Pledged Collateral under such prior agreement shall be released by Lender and delivered to Borrower.

               (c) RESOLUTIONS. A copy, duly certified by the secretary or an assistant secretary of the Borrower, of (i) resolutions of the Borrower's Board of Directors authorizing or ratifying the execution and delivery of this Amendment, the Pledge Agreement and the Replacement Note and authorizing the borrowings under the Agreement, as amended hereby,

                                                                       EXHIBIT J

(ii) all documents evidencing other necessary corporate action, and (iii) all approvals or consents, if any, with respect to this Amendment, the Pledge Agreement and the Replacement Note.

               (d) INCUMBENCY CERTIFICATE. A certificate of the secretary or an assistant secretary of the Borrower certifying the names of the Borrower's officers authorized to sign this Amendment, the Pledge Agreement, the Replacement Note and all other documents or certificates to be delivered hereunder, together with the true signatures of such officers.

               (e) OPINION. An opinion of Hogan & Hartson L. L. P., counsel to the Borrower, addressed to the Lender, in substantially the form of EXHIBIT C hereto.

               (f) CERTIFICATE. A certificate of the president or chief financial officer of the Borrower as to the matters set out in SECTIONS 3.2 and
3.3 hereof.

               (g) OTHER. Such other documents as the Bank may reasonably request.

          3.2  WARRANTIES. As of the closing date hereof, the warranties in
SECTION 4 of the Agreement and in SECTION 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Agreement.

          3.3 DEFAULT. As of the closing date hereof, no Event of Default or unmatured Event of Default shall have occurred and be continuing.

     4.   GENERAL.

          4.1 EXPENSES. The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment, the Replacement Note, the Pledge Agreement and any document required to be furnished therewith.

          4.2 LAW. THIS AMENDMENT AND THE REPLACEMENT NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

          4.3 SUCCESSORS. This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

          4.4 CONFIRMATION OF THE AGREEMENT. Except as amended hereby, the Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

          4.5 REFERENCES TO THE AGREEMENT. Each reference in the Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Agreement in any and all instruments or documents provided for in the Agreement or delivered or to be delivered thereunder or in connection therewith, shall, except where the context otherwise requires, be deemed a reference to the Agreement, as amended hereby.

                                                                       EXHIBIT J

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.


                                        CRL, INC.


                                        By:
                                           ----------------------------------

                                        Title:
                                              -------------------------------



                                        THE NORTHERN TRUST COMPANY


                                        By:
                                           ----------------------------------

                                        Title:
                                              -------------------------------

                                                                       EXHIBIT K

                              THIRD AMENDMENT DATED
                             AS OF OCTOBER 31, 1996
               TO AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT
                          DATED AS OF DECEMBER 9, 1993


     THIS AMENDMENT, dated as of October 31, 1996, is entered into between CRL, INC., a Delaware corporation (the "BORROWER"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "LENDER").

                                    RECITALS:

          A. The Borrower and the Lender have entered into an Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993, as amended on December 31, 1994 and December 31, 1995 (said Amended and Restated Revolving Credit Agreement, as amended, shall hereinafter be referred to as the "AGREEMENT"; capitalized terms defined in the Agreement and not otherwise defined herein shall be used herein as defined in the Agreement).

          B. The Borrower and the Lender wish to amend the Agreement to increase the amount of the Aggregate Facility Commitment to $10,000,000 and to extend the Termination Date to December 31, 1997.

          C.   Therefore, the parties hereto agree as follows:

     1.   AMENDMENTS TO THE AGREEMENT.

          1.1 AGGREGATE FACILITY COMMITMENT. The definition of "Aggregate Facility Commitment" in SECTION 1.1 of the Agreement is hereby amended as of the date hereof by deleting the dollar amount "$5,000,000" appearing therein and substituting the dollar amount ,-$10,000,000" therefor.

          1.2  TERMINATION DATE. The definition of "Termination Date" in SECTION
1.1 of the Agreement is hereby amended as of the date hereof by deleting the date "December 31, 1996" appearing therein and substituting the date "December 31, 1997" therefor.

          1.3 EXHIBIT A TO THE AGREEMENT. EXHIBIT A to the Agreement is hereby amended as of the date hereof to be in the form set forth as EXHIBIT A hereto.

          1.4 SCHEDULE 7.4 TO THE AGREEMENT. SCHEDULE 7.4 to the Agreement shall be replaced by the updated SCHEDULE 7.4 attached hereto, which lists Liens permitted by the Lender in existence on the date hereof.

          1.5 SCHEDULE 7.5 TO THE AGREEMENT. SCHEDULE 7.5 to the Agreement shall be replaced by the updated SCHEDULE 7.5 attached hereto, which lists Indebtedness of the Borrower permitted by the Lender in existence on the date hereof.

     2. WARRANTIES. To induce the lender to enter into this amendment, the borrower warrants that:

                                                                       EXHIBIT K

          2.1 AUTHORIZATION. The Borrower is duly authorized to execute and deliver this Amendment, the Replacement Note (as hereinafter defined) and the First Amendment TO the Pledge Agreement substantially in the form of EXHIBIT B hereto (the "AMENDMENT TO PLEDGE AGREEMENT") and is and will continue to be duly authorized to borrow monies under the Agreement, as amended hereby, and to perform its obligations under the Agreement, as amended hereby, the Pledge Agreement, as amended by the Amendment to Pledge Agreement, and the Replacement Note.

          2.2 NO CONFLICTS. The execution and delivery of this Amendment, the Amendment to Pledge Agreement and the Replacement Note, and the performance by the Borrower of its obligations under the Agreement, as amended hereby, the Pledge Agreement, as amended by the Amendment to Pledge Agreement, and the Replacement Note, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower.

          2.3 VALIDITY AND BINDING EFFECT. The Agreement, as amended hereby, is, and each of the Amendment to Pledge Agreement and the Replacement Note when duly executed and delivered will be, a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     3.   CONDITIONS PRECEDENT TO AMENDMENTS. The amendments contemplated by
SECTION 1 hereof are subject to the satisfaction of each of the following conditions precedent:

          3.1 DOCUMENTATION. The Borrower shall have delivered to the Lender all of the following, each duly executed and dated the closing date hereof, in form and substance satisfactory to the Lender:

          (a) REPLACEMENT NOTE. A promissory note of the Borrower (the "REPLACEMENT NOTE"), substantially in the form set forth as EXHIBIT A hereto.

          Upon receipt of the Replacement Note, the Lender will: (i) record the aggregate unpaid principal amount of the Note dated December 31, 1995 (the "PRIOR NOTE") issued under the Agreement in its records or, at its option, on the schedule attached to the Replacement Note as the aggregate unpaid principal amount of the Replacement Note; (ii) mark the Prior Note as replaced by the Replacement Note; and (iii) return the Prior Note to the Borrower upon the Borrower's request. Thereafter, all references in the Agreement and any and all instruments or documents provided for therein or delivered or to be delivered thereunder or in connection therewith to the Prior Note shall be deemed references to the Replacement Note. The replacement of the Prior Note with the Replacement Note shall not be construed (i) to deem paid or forgiven the unpaid principal amount of, or unpaid accrued interest on, the Prior Note outstanding at the time of replacement, or (ii) to release, cancel, terminate or otherwise adversely affect all or any part of any lien, mortgage, deed of trust, assignment, security interest or other encumbrance heretofore granted to or for the benefit of the payee of the Prior Note which has not otherwise been expressly released.

          (b) AMENDMENT TO PLEDGE AGREEMENT. The Amendment to Pledge Agreement, substantially in the form of Exhibit B.

                                                                       EXHIBIT K

          (c) RESOLUTIONS. A copy, duly certified by the secretary or an assistant secretary of the Borrower, of (i) resolutions of the Borrower's Board of Directors authorizing or ratifying the execution and delivery of this Amendment, the Amendment to Pledge Agreement and the Replacement Note and authorizing the borrowings under the Agreement, as amended hereby, (ii) all documents evidencing other necessary corporate action, and (iii) all approvals or consents, if any, with respect to this Amendment, the Amendment to Pledge Agreement and the Replacement Note.

          (d) INCUMBENCY CERTIFICATE. A certificate of the secretary or an assistant secretary of the Borrower certifying the names of the Borrower's officers authorized to sign this Amendment, the Amendment to Pledge Agreement, the Replacement Note and all other documents or certificates to be delivered hereunder, together with the true signatures of such officers.

          (e) OPINION. An opinion of Bruce L. Rogers, P.C., Attorney at Law, counsel to the Borrower, addressed to the Lender, in substantially the form of EXHIBIT C hereto.

          (f) CERTIFICATE. A certificate of the president or chief financial officer of the Borrower as to the matters set out in SECTIONS 3.2 and 3.3 hereof.

          (g) FEDERAL RESERVE FORM U-1. A Federal Reserve Form U-1, completed to the satisfaction of the Lender.

          (h) CERTIFICATE OF INCORPORATION AND BY-LAWS. A certificate of the secretary or an assistant secretary of the Borrower certifying that there have been no amendments to the Certificate of Incorporation or the By-laws of the Borrower since December 31, 1994, other than, in the case of the By-laws, a Second Amendment thereto, effective September 18, 1996, a true and correct copy of which shall be attached to such certificate.

          (i)  OTHER. Such other documents as the Bank may reasonably request.

          3.2 REPRESENTATIONS AND WARRANTIES. As of the closing date hereof, the representations and warranties in ARTICLE IV of the Agreement and in SECTION 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Agreement.

          3.3 DEFAULT. As of the closing date hereof, no Default or Event of Default shall have occurred and be continuing.

     4.   GENERAL.

          4.1 EXPENSES. The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment, the Replacement Note, the Amendment to Pledge Agreement and any document required to be furnished therewith.

          4.2 LAW. THIS AMENDMENT AND THE REPLACEMENT NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

                                                                       EXHIBIT K

          4.3 SUCCESSORS. This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

          4.4 CONFIRMATION OF THE AGREEMENT. Except as amended hereby, the Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

          4.5 REFERENCES TO THE AGREEMENT. Each reference in the Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Agreement in any and all instruments or documents provided for in the Agreement or delivered or to be delivered thereunder or in connection therewith, shall, except where the context otherwise requires, be deemed a reference to the Agreement, as amended hereby.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.


                                        CRL, INC.



                                        By:
                                           -----------------------------------
                                        Title:
                                              --------------------------------



                                        THE NORTHERN TRUST COMPANY


                                        By:
                                           -----------------------------------
                                        Title:
                                              --------------------------------

                                                                       EXHIBIT L

                             FOURTH AMENDMENT DATED
                             AS OF DECEMBER 31, 1997
               TO AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT
                          DATED AS OF DECEMBER 9, 1993


     THIS AMENDMENT, dated as of December 31, 1997, is entered into between CRL, INC., a Delaware corporation (the "BORROWER"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "LENDER").

                                    RECITALS:

          A. The Borrower and the Lender have entered into an Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993, as amended as of December 31, 1994, December 31, 1995 and October 31, 1996 (said Amended and Restated Revolving Credit Agreement, as amended, shall hereinafter be referred to as the "AGREEMENT"; capitalized terms defined in the Agreement and not otherwise defined herein shall be used herein as defined in the Agreement).

          B. The Borrower and the Lender wish to amend the Agreement to extend the Termination Date to December 31, 1998 and to add an interest option based on LIBOR.

          C.   Therefore, the parties hereto agree as follows:

     1.   AMENDMENTS TO THE AGREEMENT.

          1.1  TERMINATION DATE. The definition of "Termination Date" in SECTION
1.1 of the Agreement is hereby amended as of the date hereof by deleting the date "December 31, 1997" appearing therein and substituting the date "December 31, 1998" therefor.

          1.2 INTEREST. The present SECTION 2.5 of the Agreement is deleted and replaced, in its entirety, with the following:

               SECTION 2.5 INTEREST.

               (a) RATES. The unpaid principal from time to time outstanding hereunder shall bear interest at the following rates per year:

                    (i) before maturity of any Loan, whether by acceleration or otherwise, at the option of Borrower subject to the terms hereof at a rate equal to:

                         (A) "LIBOR," which shall mean that fixed rate of interest per year for deposits with maturity periods of 1, 3, or 6 months (which maturity period Borrower shall select subject to the terms stated herein) in United States dollars offered to Lender in or through the London interbank market at or about 11:00 A.M., London time, three days (during which banks are generally open in both Chicago and London)

                                                                       EXHIBIT L

                    before the rate is to take effect in an amount corresponding to the amount of the requested advance ("advance" referring to a Loan or portion thereof) and for the London deposit maturity requested, DIVIDED BY one minus any applicable reserve requirement (expressed as a decimal) on Eurodollar deposits of the same amount and maturity as determined by Lender in its sole discretion, PLUS 175 basis points; or

                         (B) the "PRIME RATE," which shall mean that rate of interest per year announced for time to time by Lender called its prime rate, which rate at any time may not be the lowest rate charged by Lender. Changes in the rate of interest resulting from a change in the Prime Rate shall take effect on the date set forth in each announcement for a change in the Prime Rate; and

                    (ii) after the maturity of any Loan, until paid, at a rate equal to 2% in addition to the Prime Rate (as hereinabove defined) (but not less than the Prime Rate in effect at maturity).

               (b) RATE SELECTION. Borrower shall select and change its selection of the interest rate as between LIBOR and the Prime Rate to apply to any advance or to at least $100,000 and in integral multiples of $100,000 thereafter of any advance, subject to the requirements herein stated:

                    (i)  At the time any advance is made;

                    (ii) At the expiration of the particular LIBOR maturity
               period selected for the outstanding principal balance of any advance currently bearing interest at LIBOR; and

                    (iii) At any time for the outstanding principal balance of any advance currently bearing interest at the Prime Rate.

               (c)  RATE CHANGES AND NOTIFICATIONS.

                    (i) LIBOR. If Borrower wishes to borrow funds at LIBOR or if Borrower wishes to change the rate of interest on any advance, within the limits described above, from the Prime Rate to LIBOR, it shall, not less than three banking days of Lender prior to the banking day of the Lender on which such rate is to take effect, give Lender written or telephonic notice thereof, which shall be irrevocable. Such notice shall specify the advance to which LIBOR is to apply, and, in addition, the desired LIBOR maturity period of one, three, or six months (but not to exceed the maturity date of this Agreement).

                    (ii) FAILURE TO NOTIFY. If Borrower does not notify Lender at the expiration of a selected maturity period with respect to any principal outstanding at LIBOR, then in the absence of such notice

                                                                       EXHIBIT L

               Borrower shall be deemed to have elected to have such principal accrue interest after the respective LIBOR maturity period at the Prime Rate.

               (d) INTEREST PAYMENT DATES. Accrued interest shall be paid in respect of each portion of principal to which the Prime Rate applies in arrears on the last day of each calendar quarter of each year, at maturity, and upon payment in full, and to each portion of principal to which LIBOR applies, the earlier or more frequent of the end of each respective maturity period for such portion or every three months, at maturity, and upon payment in full. If any such payment of interest at LIBOR falls due on a day when Lender is not open in both Chicago and London, payment shall be made on the next day the Lender is open in both Chicago and London; however, if such day would be in the following month, such interest shall be paid on the last day Lender is open in both Chicago and London in the month when the interest payment `is due. After maturity of any installment, interest shall be payable upon demand.

               (e) ADDITIONAL PROVISIONS WITH RESPECT TO LIBOR. The selection by Borrower of LIBOR and the maintenance of advances at such rate shall be subject to the following additional terms and conditions:

                    (i) AVAILABILITY OF DEPOSITS AT A DETERMINABLE RATE. If, after Borrower has elected to borrow or maintain any advance at LIBOR, Lender notifies Borrower that:

                         (A) United States dollar deposits in the amount and for the maturity requested are not available to Lender in the London interbank market, or

                         (B) Reasonable means do not exist for Lender to determine LIBOR for the amount and maturity requested,

          all as determined by Lender in its sole discretion, then the principal subject to LIBOR shall accrue or shall continue to accrue interest at the Prime Rate.

                    (ii) PROHIBITION OF MAKING, MAINTAINING, OR REPAYMENT OF
               PRINCIPAL AT LIBOR. If any treaty, statute, regulation, interpretation thereof, or any directive, guideline, or otherwise by a central bank or fiscal authority (whether or not having the force of law) shall either prohibit or extend the time at which any principal subject to LIBOR may be purchased, maintained, or repaid, all as determined by Lender in its sole discretion, then on and as of the date the prohibition becomes effective, the principal subject to that prohibition shall continue at the Prime Rate.

                    (iii) PAYMENTS OF PRINCIPAL AND INTEREST TO BE NET OF ANY
               TAXES OR COSTS. All payments of principal and interest shall be made net of any taxes and costs incurred by Lender resulting from having principal outstanding hereunder at LIBOR, as determined by the Lender in its sole discretion.

                                                                       EXHIBIT L

               Without limiting the generality of the preceding obligation, illustrations of such taxes and costs are:

                         (A) Taxes (or the withholding of amounts for taxes) of any nature whatsoever including income, excise, and interest equalization taxes (other than income taxes imposed by the United States or any state thereof on the income of Lender), as well as all levies, imposts, duties, or fees whether now in existence or resulting from a change in, or promulgation of, any treaty, statute, regulation, interpretation thereof, or any directive, guideline, or otherwise, by a central bank or fiscal authority (whether or not having the force of law) or a change in the basis of, or time of payment of, such taxes and other amounts resulting therefrom;

                         (B) Any reserve or special deposit requirements (other than any included within the definition of LIBOR set forth hereinabove) against assets or liabilities of, or deposits with or for the account of, Lender with respect to principal outstanding at LIBOR (including those imposed under Regulation D of the Federal Reserve Board) or resulting from a change in, or the promulgation of, such requirements by treaty, statute, regulation, interpretation thereof, or any directive, guideline, or otherwise by a central bank or fiscal authority (whether or not having the force of law);

                         (C) Any other costs resulting from compliance with treaties, statutes, regulations, interpretations, or any directives or guidelines, or otherwise by a central bank or fiscal authority (whether or not having the force of law);

                         (D) Any loss (including loss of anticipated profits) or expense incurred by reason of the liquidation or re-employment of deposits acquired by Lender to make advances or maintain principal outstanding at LIBOR:

                              (1) As the result of a voluntary prepayment at a date other than the maturity date selected for principal outstanding at LIBOR; or

                              (2) As the result of a mandatory repayment at a date other than the maturity date selected for principal outstanding at LIBOR as a result of Borrower exceeding any applicable borrowing base or as the result of the occurrence of an Event of Default and the acceleration of any portion of the indebtedness hereunder; or

                              (3) As the result of a prohibition on making, maintaining, or repaying principal outstanding at LIBOR.

               If Lender incurs any such taxes or costs, Borrower, upon demand in writing specifying such taxes and costs, shall promptly pay them; save for manifest

                                                                       EXHIBIT L

               error Lender's specification shall be presumptively deemed correct. All advances made or carried at LIBOR shall be conclusively deemed to have been funded by or on behalf of Lender in the London interbank market by the purchase of deposits corresponding in amount and maturity to the amount and interest periods selected (or deemed to have been selected) by Borrower hereunder.

                    (f) PAYMENT AND PREPAYMENT. Borrower may from time to time prepay any principal bearing interest at the Prime Rate in whole or in part at any time and may prepay any amounts bearing interest at LIBOR at the end of the maturity period chosen or deemed elected by Borrower applicable to the advance or portion of the advance being prepaid, without premium or penalty; provided that any partial prepayment shall be in an aggregate principal amount of at least $10,000. Any prepayment of an amount bearing interest at LIBOR at a date other than the maturity date applicable to the advance or the portion of the advance being prepaid shall be subject to the provisions of Section (e) above. All prepayments of principal shall include interest accrued to the date of prepayment on the principal amount being prepaid.

          1.3 EXHIBIT A TO THE AGREEMENT. EXHIBIT A to the Agreement is hereby amended as of the date hereof to be in the form set forth as EXHIBIT A hereto.

     2. WARRANTIES. To induce the Lender to enter into this Amendment, the Borrower warrants that:

          2.1 AUTHORIZATION. The Borrower is duly authorized to execute and deliver this Amendment, the Replacement Note (as hereinafter defined) and the Second Amendment to the Pledge Agreement substantially in the form of EXHIBIT B hereto (the "AMENDMENT TO PLEDGE AGREEMENT") and is and will continue to be duly authorized to borrow monies under the Agreement, as amended hereby, and to perform its obligations under the Agreement, as amended hereby, the Pledge Agreement, as amended by the Amendment to Pledge Agreement, and the Replacement Note.

          2.2 NO CONFLICTS. The execution and delivery of this Amendment, the Amendment to Pledge Agreement and the Replacement Note, and the performance by the Borrower of its obligations under the Agreement, as amended hereby, the Pledge Agreement, as amended by the Amendment to Pledge Agreement, and the Replacement Note, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower.

          2.3 VALIDITY AND BINDING EFFECT. The Agreement, as amended hereby, is, and each of the Amendment to Pledge Agreement and the Replacement Note when duly executed and delivered will be, a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

                                                                       EXHIBIT L

     3.   CONDITIONS PRECEDENT TO AMENDMENTS. The amendments contemplated by
SECTION 1 hereof are subject to the satisfaction of each of the following conditions precedent:

          3.1 DOCUMENTATION. The Borrower shall have delivered to the Lender all of the following, each duly executed and dated the closing date hereof, in form and substance satisfactory to the Lender:

          (a) REPLACEMENT NOTE. A promissory note of the Borrower (the "REPLACEMENT NOTE"), substantially in the form set forth as EXHIBIT A hereto.

          (b) AMENDMENT TO PLEDGE AGREEMENT. The Amendment to Pledge Agreement, substantially in the form of Exhibit B.

          (c) RESOLUTIONS. A copy, duly certified by the secretary or an assistant secretary of the Borrower, of (i) resolutions of the Borrower's Board of Directors authorizing or ratifying the execution and delivery of this Amendment, the Amendment to Pledge Agreement and the Replacement Note and authorizing the borrowings under the Agreement, as amended hereby, (ii) all documents evidencing other necessary corporate action, and (iii) all approvals or consents, if any, with respect to this Amendment, the Amendment to Pledge Agreement and the Replacement Note.

          (d) INCUMBENCY CERTIFICATE. A certificate of the secretary or an assistant secretary of the Borrower certifying the names of the Borrower's officers authorized to sign this Amendment, the Amendment to Pledge Agreement, the Replacement Note and all other documents or certificates to be delivered hereunder, together with the true signatures of such officers.

          (e) CERTIFICATE. A certificate of the president or chief financial officer of the Borrower as to the matters set out in SECTIONS 3.2 and 3.3 hereof.

          (f) FEDERAL RESERVE FORM U-1. A Federal Reserve Form U-1, completed to the satisfaction of the Lender.

          (g) CERTIFICATE OF INCORPORATION AND BY-LAWS. A certificate of the secretary or an assistant secretary of the Borrower certifying that there have been no amendments to the Certificate of Incorporation or the By-laws of the Borrower since December 31, 1994, other than, in the case of the By-laws, a Second Amendment thereto, effective September 18, 1996, a true and correct copy of which shall be attached to such certificate.

          (h)  OTHER. Such other documents as the Bank may reasonably request.

          3.2 REPRESENTATIONS AND WARRANTIES. As of the closing date hereof, the representations and warranties in ARTICLE IV of the Agreement and in SECTION 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Agreement.

          3.3 DEFAULT. As of the closing date hereof, no Default or Event of Default shall have occurred and be continuing.

     4.   GENERAL.

                                                                       EXHIBIT L

          4.1 EXPENSES. The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment, the Replacement Note, the Amendment to Pledge Agreement and any document required to be furnished therewith.

          4.2 LAW. THIS AMENDMENT AND THE REPLACEMENT NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

          4.3 SUCCESSORS. This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

          4.4 CONFIRMATION OF THE AGREEMENT. Except as amended hereby, the Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

          4.5 REFERENCES TO THE AGREEMENT. Each reference in the Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Agreement in any and all instruments or documents provided for in the Agreement or delivered or to be delivered thereunder or in connection therewith, shall, except where the context otherwise requires, be deemed a reference to the Agreement, as amended hereby.

                                                                       EXHIBIT L

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.


                                        CRL, INC.


                                        By:
                                           -----------------------------------
                                        Title:
                                              --------------------------------



                                        THE NORTHERN TRUST COMPANY


                                        By:
                                           -----------------------------------
                                        Title:
                                              --------------------------------

                                                                       EXHIBIT M

                                 FIFTH AMENDMENT
                          DATED AS OF DECEMBER 31, 1998
               TO AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT
                          DATED AS OF DECEMBER 9, 1993


     THIS AMENDMENT, dated as of December 31, 1998, is entered into between CRL, INC., a Delaware corporation (the "Borrower") and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "Lender").

                                    RECITALS:

     A. The Borrower and the Lender have entered into an Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993, as amended as of December 31, 1994, December 31, 1995, October 31, 1996 and December 31, 1997 (said Amended and Restated Revolving Credit Agreement, as amended, shall hereinafter be referred to as the "Agreement"; capitalized terms defined in the Agreement and not otherwise defined herein shall be used herein as defined in the Agreement).

     B. The Borrower and the Lender wish to amend the Agreement to extend the Termination Date to February 29, 2000.

     C.   Therefore, the parties hereto agree as follows:

     1.   AMENDMENT TO THE AGREEMENT.

          1.1  TERMINATION DATE. The definition of "Termination Date" in SECTION
     1.1 of the Agreement is hereby amended as of the date hereof by deleting the date "December 31, 1998" appearing therein and substituting the date "February 29, 2000" therefor.

     2. WARRANTIES. To induce the Lender to enter into this Amendment, the Borrower warrants that:

          2.1 AUTHORIZATION. The Borrower is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to borrow monies under the Agreement, as amended hereby, and to perform its obligations under the Agreement, as amended hereby, and the Note.

          2.2 NO CONFLICTS. The execution and delivery of this Amendment, and the performance by the Borrower of its obligations under the Agreement, as amended hereby, and the Note, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower.

          2.3 VALIDITY AND BINDING EFFECT. The Agreement, as amended hereby, is, and the Amendment when duly executed and delivered will be, legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms, except as enforceability may be limited by bankruptcy,

                                                                       EXHIBIT M

     insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     3.   CONDITIONS PRECEDENT TO AMENDMENTS. The amendment contemplated by
SECTION 1 hereof is subject to the satisfaction of each of the following conditions precedent:

          3.1 DOCUMENTATION. The Borrower shall have delivered to the Lender all of the following, each duly executed and dated the closing date hereof, in form and substance satisfactory to the Lender:

               (a)  AMENDMENT. This Amendment.

               (b) RESOLUTIONS. A copy, duly certified by the secretary or an assistant secretary of the Borrower, of (i) resolutions of the Borrower's Board of Directors authorizing or ratifying the execution and delivery of this Amendment and authorizing the borrowings under the Agreement, as amended hereby, (ii) all documents evidencing other necessary corporate action, and (iii) all approvals or consents, if any, with respect to this Amendment.

               (c) INCUMBENCY CERTIFICATE. A certificate of the secretary or an assistant secretary of the Borrower certifying the names of the Borrower's officers authorized to sign this Amendment and all other documents or certificates to be delivered hereunder, together with the true signatures of such officers.

               (d) CERTIFICATE OF INCORPORATION AND BY-LAWS. A certificate of the secretary or an assistant secretary of the Borrower certifying that there have been no amendments to the Certificate of Incorporation or the By-laws of the Borrower since December 31, 1994 and September 18, 1996, respectively.

               (e) OTHER. Such other documents as the Bank may reasonably request.

          3.2 REPRESENTATIONS AND WARRANTIES. As of the closing date hereof, the representations and warranties in ARTICLE IV of the Agreement and in
     SECTION 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Agreement.

          3.3 DEFAULT. As of the closing date hereof, no Default or Event of Default shall have occurred and be continuing.

     4.   GENERAL.

          4.1 EXPENSES. The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and

                                                                       EXHIBIT M

     execution of this Amendment, and any document required to be furnished therewith.

          4.2 LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

          4.3 SUCCESSORS. This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

          4.4 CONFIRMATION OF THE AGREEMENT. Except as amended hereby, the Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

          4.5 REFERENCES TO THE AGREEMENT. Each reference in the Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Agreement in any and all instruments or documents provided for in the Agreement or delivered or to be delivered thereunder or in connection therewith, shall except where the context otherwise requires, be deemed a reference to the Agreement, as amended hereby.

     IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.


CRL, INC.                               THE NORTHERN TRUST COMPANY

By:                                     By:
   --------------------------------        ------------------------------------

Title:                                  Title:
      -----------------------------           ---------------------------------

                                                                       EXHIBIT N

                                    CRL, INC.
                                 SIXTH AMENDMENT
                           DATED AS OF AUGUST 25,1999
               TO AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT
                           DATED AS OF DECEMBER 9,1993


     THIS AMENDMENT, dated as of August 25, 1999, is entered into between CRL, INC., a Delaware corporation (the "Borrower") and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "Lender").

                                    RECITALS:

     A. The Borrower and the Lender have entered into an Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993, as amended as of December 31, 1994, December 31, 1995, October 31, 1996, December 31, 1997 and December 31, 1998 (as amended, the "Agreement"; capitalized terms defined in the Agreement and not otherwise defined herein shall be used herein as defined in the Agreement) pursuant to which the Lender has made Revolving Credit Loans to the Borrower under and pursuant to the Agreement and various Notes made by the Borrower in favor of the Lender pursuant thereto, including most recently the $10,000,000 Note of the Borrower dated December 31, 1997 (all such, the "Original Notes") secured pursuant to a Pledge Agreement made by the Borrower in favor of the Lender and dated as of December 31, 1995 as amended as of October 31, 1996 and December 31, 1997 (as amended, the "Pledge").

     B. The Borrower and the Lender wish to amend the Agreement to in certain respects as set forth below.

     C.   Therefore, the parties hereto agree as follows:

     1.   AMENDMENTS TO THE AGREEMENT.

          1.1 AGGREGATE FACILITY COMMITMENT. The definition of "Aggregate Facility Commitment" in SECTION 1.1 of the Agreement is hereby amended as of the date hereof by deleting the amount "$10,000,000" appearing therein and substituting the amount"$12,000,000" therefor.

          1.2 COLLATERAL COVERAGE. The percentage "200%" is hereby deleted in each place where the same appears in SECTION 6.11 of the Agreement, and the percentage "100%" is hereby substituted therefor.

          1.3 NEW NOTE. The Loans shall be evidenced by a new promissory note (the "New Note") of the Borrower, substantially in the form of Exhibit A hereto, dated August 25, 1999, payable to the order of the Lender in the principal amount of the Commitment. The New Note constitutes a renewal and restatement of, and a replacement and substitute for, the Original Notes. The indebtedness evidenced by the Original Notes is continuing indebtedness, and nothing herein or in the New Note shall be deemed to constitute a payment, settlement or novation of the Original Notes or to release or otherwise adversely affect any lien, mortgage or security interest securing such indebtedness or any rights of the

     Lender against any guarantor, surety or other party primarily or secondarily liable for such indebtedness. The term "Note", wherever used in the Credit Agreement, shall be deemed to refer to the New Note. Exhibit A to the Credit Agreement is hereby amended in its entirety to read as set forth in Exhibit A hereto.

     2. WARRANTIES. To induce the lender to enter into this amendment, the borrower warrants that:

          2.1 AUTHORIZATION. The Borrower is duly authorized to execute and deliver this Amendment and the Third Amendment to Pledge Agreement substantially in the form of Exhibit B hereto (the "Pledge Amendment") and is and will continue to be duly authorized to borrow monies under the Agreement, as amended hereby, and to perform its obligations under the Agreement, as amended hereby, the Pledge as amended by the Pledge Amendment, and the Note.

          2.2 NO CONFLICTS. The execution and delivery of this Amendment, and the performance by the Borrower of its obligations under the Agreement, as amended hereby, the Pledge as amended by the Pledge Amendment, and the Note, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower.

          2.3 VALIDITY AND BINDING EFFECT. The Agreement and Pledge are, and the New Note, this Amendment and the Pledge Amendment when duly executed and delivered will be, legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     3.   CONDITIONS PRECEDENT TO AMENDMENTS. The amendment contemplated by
SECTION 1 hereof is subject to the satisfaction of each of the following conditions precedent:

          3.1 DOCUMENTATION. The Borrower shall have delivered to the Lender all of the following, each duly executed and dated the closing date hereof, in form and substance satisfactory to the Lender:

               (a)  AMENDMENT. This Amendment.

               (b) NEW NOTE. The New Note, in substantially the form of Exhibit A hereto.

               (c) PLEDGE AMENDMENT. The Third Amendment to Pledge Agreement, in substantially the form of Exhibit B hereto.

               (d) RESOLUTIONS. A copy, duly certified by the secretary or an assistant secretary of the Borrower, of (i) resolutions of the Borrower's Board of Directors authorizing or ratifying the execution and delivery of this Amendment, the Pledge Amendment and the New Note, and authorizing the borrowings under the Agreement, as amended hereby,
          (ii) all documents evidencing other necessary

                                                                       EXHIBIT N

          corporate action, and (iii) all approvals or consents, if any, with respect to this Amendment, the Pledge Amendment and the New Note.

               (e) INCUMBENCY CERTIFICATE. A certificate of the secretary or an assistant secretary of the Borrower certifying the names of the Borrower's officers authorized to sign this Amendment and all other documents or certificates to be delivered hereunder, together with the true signatures of such officers.

               (f) CERTIFICATE OF INCORPORATION AND BY-LAWS. A certificate of the secretary or an assistant secretary of the Borrower certifying that there have been no amendments to the Certificate of Incorporation or the By-laws of the Borrower since December 31, 1994 and September 18, 1996, respectively.

               (g)  REGULATION U. A Form FR U-1

               (h) OTHER. Such other documents as the Bank may reasonably request.

          3.2 REPRESENTATIONS AND WARRANTIES. As of the closing date hereof, the representations and warranties in ARTICLE IV of the Agreement and in
     SECTION 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Agreement.

          3.3 DEFAULT. As of the closing date hereof, no Default or Event of Default shall have occurred and be continuing.

     4.   GENERAL.

          4.1 EXPENSES. The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment, and any document required to be furnished therewith.

          4.2. LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

          4.3. SUBMISSION TO JURISDICTION; VENUE. TO INDUCE THE LENDER TO ENTER INTO THIS AMENDMENT, THE BORROWER IRREVOCABLY AGREES THAT, SUBJECT TO THE LENDER'S SOLE AND ABSOLUTE ELECTION, ALL SUITS; ACTIONS OR OTHER PROCEEDINGS IN ANY WAY, MANNER OR RESPECT, ARISING OUT OF OR FROM OR RELATED TO THIS AMENDMENT, THE CREDIT AGREEMENT AS AMENDED HEREBY, THE NEW NOTE OR ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH AND THEREWITH, SHALL BE SUBJECT TO LITIGATION IN COURTS HAVING SITUS WITHIN CHICAGO, ILLINOIS. THE BORROWER CONSENTS AND SUBMITS TO THE JURISDICTION OF ANY LOCAL, STATE OR FEDERAL COURT LOCATED WITHIN CHICAGO, ILLINOIS. THE BORROWER HEREBY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY, TO TRANSFER OR CHANGE THE VENUE OF

                                                                       EXHIBIT N

     ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT AGAINST THE BORROWER BY THE LENDER IN ACCORDANCE WITH THIS SECTION, OR TO CLAIM THAT ANY SUCH PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

          4.4. SUCCESSORS. This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

          4.5. CONFIRMATION OF THE AGREEMENT. Except as amended hereby, the Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

          4.6. REFERENCES TO THE AGREEMENT. Each reference in the Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Agreement in any and all instruments or documents provided for in the Agreement or delivered or to be delivered thereunder or in connection therewith, shall except where the context otherwise requires, be deemed a reference to the Agreement, as amended hereby.


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

                                                                       EXHIBIT N



     IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.


                                        CRL, INC.


                                        By:
                                           -------------------------------
                                        Title:
                                              ----------------------------



                                        THE NORTHERN TRUST COMPANY


                                        By:
                                           -------------------------------
                                        Title:
                                              ----------------------------

                                                                       EXHIBIT O

                                SEVENTH AMENDMENT
                          DATED AS OF FEBRUARY 29, 2000
               TO AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT
                           DATED AS OF DECEMBER 9,1993



     THIS AMENDMENT, dated as of February 29, 2000, is entered into between CRL, INC., a Delaware corporation (the "Borrower") and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "Lender").

                                    RECITALS:

     A. The Borrower and the Lender have entered into an Amended and Restated Revolving Credit Agreement, dated as of December 9, 1993, as previously amended as of December 31, 1994, December 31, 1995, October 31, 1996, December 31, 1997, December 31, 1999 and August 25, 1999 (said Amended and Restated Revolving Credit Agreement, as amended, shall hereinafter be referred to as the "Agreement"; capitalized terms defined in the Agreement and not otherwise defined herein shall be used herein as defined in the Agreement).

     B. The Borrower and the Lender wish to amend the Agreement to extend the Termination Date to February 28, 2001.

     C.   Therefore, the parties hereto agree as follows:

          1.   AMENDMENT TO THE AGREEMENT.

               1.1  TERMINATION DATE. The definition of "Termination Date" in
     SECTION 1.1 of the Agreement is hereby amended as of the date hereof by deleting the date "February 29, 2000" appearing therein and substituting the date "February 28, 2001" therefor.

               2. WARRANTIES. To induce the Lender to enter into this Amendment, the Borrower warrants that:

                    2.1 AUTHORIZATION. The Borrower is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to borrow monies under the Agreement, as amended hereby, and to perform its obligations under the Agreement, as amended hereby, and the Note.

                    2.2 NO CONFLICTS. The execution and delivery of this Amendment, and the performance by the Borrower of its obligations under the Agreement, as amended hereby, and the Note, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower.

                    2.3 VALIDITY AND BINDING EFFECT. The Agreement, as amended hereby, is, and the Amendment when duly executed and delivered will be, legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms, except as enforceability may be limited by bankruptcy,

                                                                       EXHIBIT O

     insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

          3.   CONDITIONS PRECEDENT TO AMENDMENTS. The amendment contemplated by
SECTION 1 hereof is subject to the satisfaction of each of the following conditions precedent:

               3.1 DOCUMENTATION. The Borrower shall have delivered to the Lender all of the following, each duly executed and dated the closing date hereof, in form and substance satisfactory to the Lender:

                    (a)  AMENDMENT. This Amendment.

                    (b) RESOLUTIONS. A copy, duly certified by the secretary or an assistant secretary of the Borrower, of (i) resolutions of the Borrower's Board of Directors authorizing or ratifying the execution and delivery of this Amendment and authorizing the borrowings under the Agreement, as amended hereby, (ii) all documents evidencing other necessary corporate action, and (iii) all approvals or consents, if any, with respect to this Amendment.

                    (c) INCUMBENCY CERTIFICATE. A certificate of the secretary or an assistant secretary of the Borrower certifying the names of the Borrower's officers authorized to sign this Amendment and all other documents or certificates to be delivered hereunder, together with the true signatures of such officers.

                    (d) CERTIFICATES OF INCORPORATION AND BY-LAWS. Certificates of the secretary or an assistant secretary of the Borrower certifying that there have been no amendments to the Certificate of Incorporation or the By-laws of the Borrower since December 31, 1994 and September 18, 1996, respectively.

                    (e) OTHER. Such other documents as the Bank may reasonably request.

               3.2 REPRESENTATIONS AND WARRANTIES. As of the closing date hereof, the representations and warranties in ARTICLE IV of the Agreement and in SECTION 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Agreement.

               3.3 DEFAULT. As of the closing date hereof, no Default or Event of Default shall have occurred and be continuing.

          4.   GENERAL.

               4.1 EXPENSES. The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the

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

                                                                       EXHIBIT O

     Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment, and any document required to be furnished therewith.

               4.2 LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

               4.3 SUCCESSORS. This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

               4.4 CONFIRMATION OF THE AGREEMENT. Except as amended hereby, the Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

               4.5 REFERENCES TO THE AGREEMENT. Each reference in the Agreement to "this Agreement," "hereunder," "hereof," or words of like import, and each reference to the Agreement in any and all instruments or documents provided for in the Agreement or delivered or to be delivered thereunder or in connection therewith, shall except where the context otherwise requires, be deemed a reference to the Agreement, as amended hereby.

     IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.


CRL, INC.                               THE NORTHERN TRUST COMPANY

By:                                     By:
   --------------------------------        ------------------------------------

Title:                                  Title:
      -----------------------------           ---------------------------------

                                                                       EXHIBIT P


May 24, 2001

Wallace E. Carroll, Jr.
CRL, Inc.
6300 Syracuse Way, Suite 300
Englewood, Colorado 80111
Attn: Jonathan P. Johnson, President

     Re:  Voting and Tender of Katy Industries Common Stock

Gentlemen:

     It is our understanding that certain shareholders of Katy Industries, Inc., a Delaware corporation ("Katy"), including Wallace E. Carroll, Jr. ("Carroll") and CRL, Inc., a Delaware corporation ("CRL," and, together with Carroll and the other shareholders, the "Shareholders"), have entered into that certain Stock Voting and Tender Agreement with KKTY Holding Company, L.L.C., a Delaware limited liability company ("KKTY"), dated as of March 29, 2001 (the "Effective Date"), a fully executed copy of which is attached hereto (the "Stock Voting and Tender Agreement"), pursuant to which the Shareholders have jointly and severally agreed to the following:

     1) to tender (or cause the record owner to tender) for acceptance by KKTY, and not to revoke such tender, not less than 1,500,000 shares of common stock, $1 par value per share, of Katy ("Common Stock") pursuant to a certain cash tender offer by KKTY to purchase up to 2,500,000 shares of Common Stock (the "Tender"); and

     2) to vote (or cause to be voted) 2,500,000 shares of Common Stock owned (whether of record or beneficially) by the Shareholders as of the Effective Date (the "Securities") with respect to certain questions that may be put to the Shareholders, in each case, in accordance with the terms and conditions of the Stock Voting and Tender Agreement (the "Vote").

Also pursuant to the Stock Voting and Tender Agreement, each Shareholder has severally, and not jointly:

     3) appointed KKTY, and any designee of KKTY, each of them individually, such Shareholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote, to act by written consent or to request that the chairman or secretary of Katy call a special

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

                                                                       EXHIBIT P

meeting of the stockholders, during the Voting Period (as defined in the Stock Voting and Tender Agreement) with respect to such Shareholder's Securities in accordance with the Vote (the "Proxy");

     4) represented and warranted that any proxies previously given in respect of such Shareholder's Securities are not irrevocable, and that all such proxies have been or are revoked (the "Revocation"); and

     5) covenanted not to request that Katy register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Shareholder's Securities during the Voting Period, unless such transfer is made in compliance with the Stock Voting and Tender Agreement (the "Stop Transfer").

     Pursuant to that certain Pledge Agreement by and between CRL and The Northern Trust Company, an Illinois banking corporation ("Northern Trust"), dated as of December 31, 1995, as amended, restated, supplemented or otherwise modified from time to time (the "CRL Pledge Agreement"), CRL has pledged certain shares of Common Stock to Northern Trust ("CRL Pledged Shares") in order to secure CRL's obligations under that certain Amended and Restated Revolving Credit Agreement by and between CRL and Northern Trust, dated as of December 9, 1993, as amended, restated, supplemented or otherwise modified from time to time (the "Credit Agreement"). In addition, pursuant to that certain Pledge Agreement by and between Carroll and Northern Trust dated as of February 28, 2001, as amended, restated, supplemented or otherwise modified from time to time (the "Carroll Pledge Agreement"), Carroll has pledged certain shares of Common Stock to Northern Trust ("Carroll Pledged Shares"; together with the CRL Pledged Shares, the "Pledged Shares") in order to secure Carroll's obligations under that certain Guaranty dated as of February 28, 2001 executed and delivered by Carroll to and in favor of Northern Trust, as amended, restated, supplemented or otherwise modified from time to time (the "Guaranty").

     Northern Trust has examined the Stock Voting and Tender Agreement and, notwithstanding any provisions to the contrary in the CRL Pledge Agreement, the Credit Agreement, the Carroll Pledge Agreement, the Guaranty, or any other agreement related thereto and delivered in connection therewith (collectively, the "Loan Agreements"), effective as of the Effective Date, hereby approves of and authorizes: (i) the Tender, and hereby agrees to deliver to CRL and Carroll all of the Pledged Shares for tender pursuant to the Tender; provided, however, Carroll and CRL shall cause to be paid directly to Northern Trust all proceeds attributable to the sale of the Pledged Shares pursuant to the Tender to be applied against any outstanding principal amount owed to Northern Trust under the Credit Agreement and any interest accrued, but not yet paid, thereon; provided further, CRL and Carroll shall cause to be returned directly to Northern Trust any Pledged Shares tendered pursuant to the Tender which are not accepted or paid for upon the expiration of the Tender; and provided further, in the event the expiration date of the Tender is extended, CRL and Carroll shall withdraw or cause to be withdrawn from the Tender and return or cause to be returned directly to Northern Trust the Pledged Shares so that in no event shall the Pledges Shared be in the control of CRL or Carroll for more than 20 days after delivery of the Pledged Shares to them, as applicable (it being understood that if the Pledged Shares are returned to Northern Trust because the Tender is extended, Northern Trust again will

                                                                       EXHIBIT P

deliver the Pledged Shares to CRL and Carroll for tender pursuant to the extended Tender and all of the provisions of this Agreement shall apply to the subsequent tender of the Pledged Shares); (ii) so long as no event of default or similar event shall have occurred under the Loan Agreements, the Vote and the Proxy, and hereby agrees to allow to be voted, in such manner as Carroll, CRL or KKTY shall direct, in accordance with the provisions of the Stock Voting and Tender Agreement, so many of the shares of Common Stock as are subject to the Loan Agreements; (iii) so long as no event of default or similar event shall have occurred under the Loan Agreements, the Revocation; and (iv) so long as no event of default or similar event shall have occurred under the Loan Agreements, the Stop Transfer, and hereby agrees not to request, or cause the Shareholders to request, Katy to register the transfer of any of the shares of Common Stock as are subject to the Loan Agreements in the name of Northern Trust or any other name, except as otherwise permitted by the Stock Voting and Tender Agreement. Northern Trust further agrees to cooperate with Carroll, CRL and the other Shareholders, at the expense of CRL and Carroll, in connection with their respective efforts to fulfill any other agreements and covenants set forth in the Stock Voting and Tender Agreement not inconsistent with the Loan Agreements and this Letter.

     Any failure to comply with the terms of the Agreement shall be deemed to constitute an immediate event of default or default for purposes of the Loan Agreements, without further action or notice by Northern Trust and Northern Trust may declare all obligations under the Loan Agreements immediately due and payable.

     The Agreement shall be binding upon the successors, assigns, heirs, executors and other legal representatives of the parties hereto. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Illinois.


                                        Sincerely,

                                        THE NORTHERN TRUST COMPANY,
                                        an Illinois banking corporation


                                        By:
                                           ------------------------------------
                                        Name:
                                             ----------------------------------
                                        Title:
                                              ---------------------------------


ACKNOWLEDGED AND APPROVED:


CRL, INC.,                              WALLACE E. CARROLL, JR.
a Delaware corporation

By:
   -------------------------------      --------------------------------------
Name:                                   Wallace E. Carroll, Jr.
     -----------------------------
Title:
      ----------------------------


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